Product supplement BJ
To prospectus dated September 29, 2009 and
prospectus supplement dated September 29, 2009

Registration Statement No. 333-162195
Dated January 11, 2011
Securities Act of 1933, Rule 424(b)(2)



Deutsche Bank AG

Deutsche Bank AG
Autocallable Return Enhanced Notes Linked to an Index or Exchange Traded Fund, or a Basket of Indices and/or Exchange Traded Funds

General

- Deutsche Bank AG may offer and sell autocallable return enhanced notes linked to an index or exchange traded fund, or a basket of indices and/or exchange traded funds ("**securities**"), from time to time. This product supplement describes terms that will apply generally to the securities and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate underlying supplement, term sheet or pricing supplement, as the case may be, will describe the index or exchange traded fund, or basket of indices and/or exchange traded funds to which the securities are linked, and a separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the securities, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as pricing supplements. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying underlying supplement, prospectus supplement or prospectus, the terms described in the relevant pricing supplement will control.

- The securities are senior unsecured obligations of Deutsche Bank AG.

- Payment on the securities is linked to an underlying index or exchange traded fund, or a basket of indices and/or exchange traded funds.

- For important information about tax consequences, see "U.S. Federal Income Tax Consequences" in this product supplement.

- The securities will be issued in denominations that will be specified in the relevant pricing supplement. Minimum investment amounts, if any, will be specified in the relevant pricing supplement.

- Investing in the securities is not equivalent to investing in any underlying index or exchange traded fund or their components.

- The securities will not be listed on any securities exchange unless otherwise specified in the relevant pricing supplement.

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page 13 of this product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related pricing supplement. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

January 11, 2011

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the underlying supplement and pricing supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the securities offered by the relevant pricing supplement and this product supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in the relevant underlying supplement and pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively.

The securities described in the relevant pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, Inc. ("**FINRA**") and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the securities. The relevant underlying supplement and pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the securities under any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus supplement and prospectus, "**we**," "**us**" and "**our**" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

We are offering to sell, and are seeking offers to buy, the securities only in jurisdictions where such offers and sales are permitted. Neither this product supplement nor the accompanying underlying supplement, prospectus supplement, prospectus or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement nor the accompanying underlying supplement, prospectus supplement, prospectus or pricing supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement and accompanying underlying supplement, prospectus supplement, prospectus and pricing supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying underlying supplement, prospectus supplement, prospectus and pricing supplement and the purchase, offer or sale of the securities and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the securities under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

SUMMARY TERMS

Underlying	In the case of securities linked to one underlying index (an "**Index**") or exchange traded fund (a "**Fund**"), the Underlying will be the Index or Fund designated in the relevant pricing supplement (the "**Underlying**") accompanying this product supplement.
Basket	The securities may be linked to two types of baskets. A basket of Indices and/or Funds involves weighting and aggregating the individual performances of a group of Indices and/or Funds to derive a basket return that determines your payment, if any, in accordance with the formulas specified below. Alternatively, a basket of components is equivalent to a group of securities each linked to its own Index or Fund. The return on each component security, determined in accordance with the formulas specified below, is weighted and aggregated to determine your payment, if any.
	In the case of securities linked to a basket of Indices and/or Funds, the underlying basket will be designated in the relevant pricing supplement (the "**Basket**") accompanying this product supplement. The individual Indices and/or Funds included in the Basket (each, a "**Basket Underlying**") and the relevant weighting of each Basket Underlying will be set forth in the relevant pricing supplement.
	In the case of securities linked to a basket of components (each, a "**Basket Component**"), the underlying basket will be designated in the relevant pricing supplement (the "**Basket**") accompanying this product supplement. The individual Indices or Funds linked to each Basket Component (each, a "**Component Underlying**") and the relevant weighting of each Basket Component will be set forth in the relevant pricing supplement.
Foreign Currency Exposure	The pricing supplement may also specify that the securities will be linked to the performance of an Underlying, Basket Underlyings or Component Underlyings, as applicable, adjusted for their respective exposure to the performance of one or more currencies relative to a reference currency. Accordingly, the Payment at Maturity formula for such securities will be set forth in the pricing supplement.
Face Amount	The denomination of the security, which may be $10, $100, $1,000 or another amount per security, as specified in the relevant pricing supplement.
Issue Price	100% of the Face Amount, unless otherwise specified in the relevant pricing supplement.

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Automatic Call	The securities will be called if the Closing Level or Basket Closing Level on any Call Date set forth in the relevant pricing supplement is greater than, or if specified in the relevant pricing supplement, greater than or equal to, the Call Level. A Call Date is subject to postponement in the event of a non-Trading Day or Market Disruption Events as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates."
Call Level(s)	One or more levels of the Underlying or Basket set forth in the relevant pricing supplement.
Call Price(s)	A percentage of the Face Amount of securities specified in the relevant pricing supplement.
Redemption Amount (if securities are called)	If the securities are automatically called, you will be entitled to receive on the applicable call settlement date set forth in the relevant pricing supplement (the **"Call Settlement Date"**) a redemption amount in cash per Face Amount of securities equal to the Call Price for the relevant Call Date.
Payment at Maturity (if securities are NOT called)	Unlike ordinary debt securities, the securities do not guarantee the return of your initial investment at maturity or pay periodic coupon payments. Instead, if the securities have not been called, you will be entitled to receive a cash amount at maturity, if any, based on the performance of the Underlying or Basket, as described below.

Securities Linked to a Single Underlying

At maturity, you will receive for each security that you hold an amount in cash based upon the value of the Underlying on the specified Final Valuation Date or Averaging Dates (as applicable), determined as follows:

Securities without a buffer:

- *If the Ending Level is **greater than** the Initial Level*, you will receive for each security that you hold a Payment at Maturity equal to:

Face Amount + (Face Amount × Underlying Return × Upside Leverage Factor)

provided that the Payment at Maturity in excess of the Face Amount will be subject to any **Maximum Return** specified in the relevant pricing supplement.

- *If the Ending Level is **equal to** the Initial Level*, you will receive for each security that you hold a Payment at Maturity equal to the Face Amount.

- *If the Ending Level is **less than** the Initial Level*, you will receive for each security that you hold a Payment at Maturity that is less than the Face Amount of each security by an amount proportionate to the *decrease*

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in value of the Underlying. Under these circumstances, your Payment at Maturity will be equal to:

Face Amount + (Face Amount × Underlying Return)

Because the Underlying Return will be less than zero, the Payment at Maturity will be less than the Face Amount.

Under no circumstances will the Payment at Maturity be less than zero.

Securities with a buffer:

- *If the Ending Level is **greater than** the Initial Level*, you will receive for each security that you hold a Payment at Maturity equal to:

  Face Amount + (Face Amount × Underlying Return × Upside Leverage Factor)

  provided that the Payment at Maturity in excess of the Face Amount will be subject to any **Maximum Return**.

- *If the Ending Level is **equal to** the Initial Level or **less than** the Initial Level, but has declined by an amount **less than** or **equal to** the Buffer Amount*, you will receive for each security that you hold a Payment at Maturity equal to the Face Amount.

- *If the Ending Level is **less than** the Initial Level, and has declined by an amount **greater than** the Buffer Amount*, you will receive for each security that you hold a Payment at Maturity that is less than the Face Amount of each security by an amount proportionate to the decrease in value of the Underlying below the Buffer Amount times the Downside Factor. Under these circumstances, your Payment at Maturity will be equal to:

  Face Amount + (Face Amount × (Underlying Return + Buffer Amount) × Downside Factor)

  Because in this scenario the sum of the Underlying Return and the Buffer Amount will be less than zero, the Payment at Maturity will be less than the Face Amount.

  Under no circumstances will the Payment at Maturity be less than zero.

Securities with dual direction exposure:

- *If the Ending Level is **greater than** the Initial Level*, you will receive for each security that you hold a Payment at Maturity equal to:

  Face Amount + (Face Amount × Underlying Return × Upside Leverage Factor)

  provided that the Payment at Maturity in excess of the Face Amount will be subject to any **Maximum Return**.

- *If the Ending Level is **equal to** the Initial Level*, you will receive for each security that you hold a Payment at Maturity equal to the Face Amount.

- *If the Ending Level is **less than** the Initial Level, but has declined by an amount **less than** or equal to the Buffer Amount*, you will receive for each security that you hold a Payment at Maturity that is greater than the Face Amount of each security by an amount equal to the absolute value of the Underlying Return times the Face Amount. Under these circumstances, your Payment at Maturity will be equal to:

  Face Amount + [Face Amount × |Underlying Return|]

  |Underlying Return| means the absolute value of the Underlying Return.

  In this scenario, you will receive a positive return equal to the absolute value of the negative Underlying Return. For example, if the Underlying Return is -9%, the absolute value of the negative Underlying Return is 9%.

- *If the Ending Level is **less than** the Initial Level, and has declined by an amount **greater than** the Buffer Amount*, you will receive for each security that you hold a Payment at Maturity that is less than the Face Amount of each security by an amount proportionate to the decrease in value of the Underlying below the Buffer Amount times the Downside Factor. Under these circumstances, your Payment at Maturity will be equal to:

  Face Amount + (Face Amount × (Underlying Return + Buffer Amount) × Downside Factor)

  Because in this scenario the sum of the Underlying Return and the Buffer Amount will be less than zero, the Payment at Maturity will be less than the Face Amount.

  Under no circumstances will the Payment at Maturity be less than zero.

Securities Linked to a Basket of Indices and/or Funds

For issuances of securities that are linked to a Basket of Indices and/or Funds, at maturity you will receive for each security that you hold an amount in cash based upon the value of the Basket on the specified Final Valuation Date or Averaging Dates (as applicable), determined as follows:

For securities linked to a Basket of Indices and/or Funds without a buffer:

- *If the Ending Basket Level is **greater than** the Starting Basket Level, you will receive for each security that you hold a Payment at Maturity equal to:*

  Face Amount + (Face Amount × Basket Return × Upside Leverage Factor)

  provided that the Payment at Maturity in excess of the Face Amount will be subject to any **Maximum Return** specified in the relevant pricing supplement.

- *If the Ending Basket Level is **equal to** the Starting Basket Level*, you will receive for each security that you hold a Payment at Maturity equal to the Face Amount.

- *If the Ending Basket Level is **less than** the Starting Basket Level*, you will receive for each security that you hold a Payment at Maturity that is less than the Face Amount of each security by an amount proportionate to the *decrease* in value of the Basket. Under these circumstances, your Payment at Maturity will be equal to:

  Face Amount + (Face Amount × Basket Return)

  Because the Basket Return will be less than or equal to zero, the Payment at Maturity will be less than or equal to the Face Amount.

  Under no circumstances will the Payment at Maturity be less than zero.

For securities linked to a Basket of Indices and/or Funds with a buffer:

- *If the Ending Basket Level is **greater than** the Starting Basket Level, you will receive for each security that you hold a Payment at Maturity equal to:*

  Face Amount + (Face Amount × Basket Return × Upside Leverage Factor)

  provided that the Payment at Maturity in excess of the Face Amount will be subject to any **Maximum Return**.

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- If the Ending Basket Level is equal to the Starting Basket Level or **less than** the Starting Basket Level, but has declined by an amount **less** than or equal to the Buffer Amount, you will receive for each security that you hold a Payment at Maturity equal to the Face Amount.

- If the Ending Basket Level is **less than** the Starting Basket Level, and has declined by an amount **greater than** the Buffer Amount, you will receive for each security that you hold a Payment at Maturity that is less than the Face Amount of each security by an amount proportionate to the *decrease* in value of the Basket below the Buffer Amount *times* the Downside Factor. Under these circumstances, your Payment at Maturity will be equal to:

  Face Amount + (Face Amount × (Basket Return + Buffer Amount) × Downside Factor)

  Because in this scenario the sum of the Basket Return and the Buffer Amount will be less than zero, the Payment at Maturity will be less than the Face Amount.

  Under no circumstances will the Payment at Maturity be less than zero.

For securities linked to a Basket of Indices and/or Funds with dual direction exposure:

- If the Ending Basket Level is **greater than** the Starting Basket Level, you will receive for each security that you hold a Payment at Maturity equal to:

  Face Amount + (Face Amount × Basket Return × Upside Leverage Factor)

  provided that the Payment at Maturity in excess of the Face Amount will be subject to any **Maximum Return**.

- If the Ending Basket Level is **equal to** the Starting Basket Level, you will receive for each security that you hold a Payment at Maturity equal to the Face Amount.

- If the Ending Basket Level is **less than** the Starting Basket Level, but has declined by an amount **less than or equal to** the Buffer Amount, you will receive for each security that you hold a Payment at Maturity that is greater than the Face Amount of each security by an amount equal to the absolute value of the Basket Return times the Face Amount. Under these circumstances, your Payment at Maturity will be equal to:

  Face Amount + [Face Amount × |Basket Return|]

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|Basket Return| means the absolute value of the Basket Return.

In this scenario, *you will receive a positive return equal to the absolute value of the negative Basket Return*. For example, if the Basket Return is -9%, the absolute value of the negative Basket Return will be 9%.

- *If the Ending Basket Level is **less than** the Starting Basket Level, and has declined by an amount **greater than** the Buffer Amount*, you will receive for each security that you hold a Payment at Maturity that is less than the Face Amount of each security by an amount proportionate to the decrease in value of the Basket below the Buffer Amount times the Downside Factor. Under these circumstances, your Payment at Maturity will be equal to:

Face Amount + (Face Amount × (Basket Return + Buffer Amount) × Downside Factor)

Under no circumstances will the Payment at Maturity be less than zero.

Securities Linked to a Basket of Components

For issuances of securities that are linked to a Basket of components, at maturity you will receive for each security that you hold an amount in cash based on the Basket of Components Return, which in turn is based on the performance of the Basket Components. At maturity, your payment per security will be calculated as follows:

Face Amount + (Face Amount × Basket of Components Return)

, which may be an amount greater than, equal to, or less than the Face Amount. The Basket of Components Return is based on the Component Return and the Component Weighting for each Basket Component, as defined below.

The **Component Return** for each Basket Component will be calculated as follows:

For securities linked to a Basket of components each without a buffer:

Ending Level of the Component Underlying	Component Return
*is **greater than** the Initial Level	Component Underlying Return x Upside Leverage Factor, subject to the Maximum Return
*is **equal to** or **less than** the Initial Level	Component Underlying Return

For securities linked to a Basket of components each with a buffer:

Ending Level of the Component Underlying	Component Return
is **greater than** the Initial Level	Component Underlying Return x Upside Leverage Factor, subject to the Maximum Return
is **equal to** the Initial Level or *less than* the Initial Level by not more than the Buffer Amount	0
is **less than** the Initial Level by more than the Buffer Amount	(Component Underlying Return + Buffer Amount) × Downside Factor

For securities linked to a Basket of components each with dual direction exposure:

Ending Level of the Component Underlying	Component Return
is **greater than** the Initial Level	Component Underlying Return × Upside Leverage Factor, subject to the Maximum Return
is **equal to** the Initial Level or *less than* the Initial Level by not more than the Buffer Amount	The absolute value of the Component Underlying Return
is **less than** the Initial Level by more than the Buffer Amount	(Component Underlying Return + Buffer Amount) × Downside Factor

Definitions	*The following defined terms are used in calculating the payment, if any, on your securities:*
Averaging Dates	If the Ending Level or Ending Basket Level will be calculated based on the Closing Levels or the Basket Closing Levels on several dates, we prefer to each of such date as the "**Averaging Date**." The Ending Level or Ending Basket Level will be determined on the last Averaging Date to occur, which we refer to as the "**Final Averaging Date**." The Averaging Dates will be specified in the relevant pricing supplement, subject to postponement if a Market Disruption Event occurs on the scheduled Averaging Date or the scheduled Averaging Date is not otherwise a Trading Day as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" below.
Basket Closing Level	The "**Basket Closing Level**" will equal the level of a Basket, calculated in accordance with the formula set forth in the relevant pricing supplement, on the relevant date of calculation.
Basket of Components Return	The sum of the products of (a) the Component Return of each Basket Component and (b) the Component Weighting of such Basket Component
Basket Return	The sum of the products, as calculated for each Basket Underlying in the Basket, of the Underlying Return for such Basket Underlying and its respective Underlying Weighting.
Buffer Amount	A percentage that represents the permissible decline in the Closing Level, or Basket Closing Level, as measured from the Initial Level or the Starting Basket Level, as applicable, to the Ending Level or Ending Basket Level, after which you start to lose part of your investment, or in the case of a Basket Component, after which the Component Return becomes negative.
Call Date	A date on which the securities may be subject to an automatic call as set forth in the relevant pricing supplement.
Closing Level	If the Underlying, Basket Underlying or Component Underlying is an Index, the "**Closing Level**" will equal the official closing level of such Index on the relevant date of calculation.
	If the Underlying, Basket Underlying or Component Underlying is a Fund, the "**Closing Level**" will equal the closing price of one share of such Fund on the relevant date of calculation, multiplied by the then current Share Adjustment Factor applicable to the Fund.

Component Underlying Return	The Underlying Return for each Component Underlying
Component Weighting	The percentage weighting of each Basket Component within a Basket, as specified in the relevant pricing supplement
Downside Factor	The factor specified in the relevant pricing supplement by which any percentage decline in the Underlying, Component Underlying or Basket in excess of the Buffer Amount is multiplied
Ending Basket Level	The Basket Closing Level on the Final Valuation Date or the arithmetic average of the Basket Closing Levels on the Averaging Dates, as applicable
Ending Level	The Closing Level on the Final Valuation Date or the arithmetic average of the Closing Levels on the Averaging Dates, of the Underlying or Component Underlying, as applicable
Final Valuation Date	If the Ending Level or Ending Basket Level will be calculated based on the Closing Level or the Basket Closing Level on a single date, we prefer to such date as the "**Final Valuation Date**." The Final Valuation Date will be specified in the relevant pricing supplement, subject to postponement if a Market Disruption Event occurs on the scheduled Final Valuation Date or the scheduled Final Valuation Date is not otherwise a Trading Day as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" below.
Initial Level	The level of the Underlying, Component Underlying or Basket Underlying specified in the relevant pricing supplement
Maturity Date	The date specified in the relevant pricing supplement. The Maturity Date of the securities is subject to postponement in the event of certain Market Disruption Events and as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates."
Maximum Return	The maximum percentage return on the Face Amount, if any, specified as such in the relevant pricing supplement
Share Adjustment Factor	For each Underlying, Basket Underlying or Component Underlying that is a Fund means, unless otherwise specified in the relevant pricing supplement, will initially be 1.0, subject to adjustments as described under "Description of Securities — Anti-dilution Adjustments" below.
Starting Basket Level	A predetermined basket value specified in the relevant pricing supplement. The weighting and the Initial Level for each Basket Underlying included in the Basket will be specified in the relevant pricing supplement.

| **Strike Level** | For securities that have a Strike Level, which will be specified in the relevant pricing supplement, the mechanics described above under "— Payment at Maturity" will apply, *except* that, in lieu of the Initial Level, we will use the Strike Level which will equal a pre-determined percentage of the Initial Level, specified in the relevant pricing supplement, that may be lower or higher than 100% of the Initial Level. In the case of securities with a Strike Level, the Payment at Maturity will be calculated using the Strike Level and not the Initial Level in calculating any Underlying Return. |

Trade Date
The Pricing Date, unless otherwise specified in the relevant pricing supplement, subject to postponement in certain circumstances as described in the more detailed definition of "Trade Date" under "Description of the Securities — Definitions."

Underlying Return
Unless otherwise specified in the relevant pricing supplement, the Underlying Return will be equal to:

$$\frac{\text{Ending Level} - \text{Initial Level (or the Strike Level, if applicable)}}{\text{Initial Level (or the Strike Level, if applicable)}}$$

When used in the relevant pricing supplement, the Underlying Return will be referred to as the "Basket Return," "Fund Return" or "Index Return," as applicable.

Upside Leverage Factor
The factor specified in the relevant pricing supplement by which any percentage increase in the Underlying, Component Underlying or Basket above the Initial Level or Starting Basket Level is multiplied

Underlying Weighting
The percentage of the Basket initially assigned to each Basket Underlying. The Underlying Weightings will be specified in the relevant pricing supplement.

Conflicts of Interest
We own, directly or indirectly, all of the outstanding equity securities of Deutsche Bank Securities Inc. ("**DBSI**"). Any offering in which DBSI participates will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority ("**FINRA**") regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the securities to any of its discretionary accounts without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)."

RISK FACTORS

> *Your investment in the securities will involve certain risks. The securities do not pay any coupons or guarantee the return of some or all of your initial investment at, or prior to, maturity. Investing in the securities is not equivalent to investing directly in any Underlying, Basket Underlying or Component Underlying or any of the constituents of such Underlying, Component Underlying or Basket Underlying. In addition, your investment in the securities entails other risks not associated with an investment in conventional debt securities.* **You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement, prospectus and the relevant pricing supplement before you decide that an investment in the securities is suitable for you.**

The securities do not provide for coupon payments or guarantee the return of some or all of your initial investment at, or prior to, maturity.

The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to repay your initial investment in the securities and will not pay you any coupons on the securities. If the securities have not been automatically called, at maturity, you will receive for each security that you hold an amount in cash based upon the Ending Level of each Underlying or Basket Component or the Ending Basket Level relative to the Initial Level of each Underlying or Basket Component or the Starting Basket Level and the applicable weightings, Maximum Returns, Buffer Amounts, and other details as explained below under "Description of Securities — Payment at Maturity." **It is possible that you will lose your entire initial investment in the securities.**

The securities may be automatically called on any Call Date.

The securities may be automatically called on any Call Date, and you will then receive only the Redemption Amount based on the Call Price set forth in the relevant pricing supplement. If the securities are called on a Call Date, you will not receive any payment other than the Redemption Amount due on the corresponding Call Settlement Date and you will not benefit from any subsequent increase in the Underlying Return, Basket Return or Basket of Components Return, and you may not be able to reinvest your money in a comparable investment. In addition, because the securities could be called as early as the first Call Date, the term of your investment could be short, and your total return on the securities may not be enough to compensate for any loss in value due to inflation and other factors relating to the value of money over time. Because the securities are our senior obligations, payment of any amount on the securities is subject to our ability to satisfy our obligations as they become due.

If the securities are called, your appreciation potential will be limited to the Call Price.

If the securities are called, the appreciation potential of the securities will be limited to the Call Price specified in the relevant pricing supplement, regardless of the performance of the Underlying or Basket. The Call Price will equal a fixed percentage of the Face Amount of securities, and may not reflect the full appreciation of the Underlying or Basket, which could be significant. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.

If the securities are not called, your appreciation potential will be limited to the Maximum Return, if applicable.

If the securities are not called, the appreciation potential of the securities above the Face Amount is generally limited by the Maximum Return(s). Although the Upside Leverage Factor provides increased exposure to any increase in the value of the Underlying, Component Underlying or Basket over the term of the securities, in the case of securities linked to a single Underlying or to a Basket of Indices and/or Funds, the Payment at Maturity in excess of the Face Amount will never exceed the Maximum Return, which will be a fixed percentage of the Face Amount and in the case of securities linked to a Basket of components, the Payment at Maturity in excess of the Face Amount will never exceed an amount determined by the weighted Maximum Returns for each Basket Component, each of which will be a fixed percentage of the Face Amount. In the case of securities without a buffer, in the event that the value of the Underlying, Component Underlyings or Basket decreases over the term of the securities, you will incur the entire decline. Further, in the case of securities with a buffer or with dual direction exposure, in the event that the value of the Underlying, Component Underlyings or Basket decreases by more than the Buffer Amount over the term of the securities, you will be exposed to the decline beyond the Buffer Amount, multiplied by the Downside Factor. As a result, you may receive less, and possibly significantly less, than your initial investment.

Payments on the securities are subject to Deutsche Bank's creditworthiness.

Although the return on the securities will be based on the performance of the Underlying, Basket Underlyings or Basket Components, as applicable, the payment of any amount due on the securities is subject to the credit risk of Deutsche Bank. An actual or anticipated downgrade in Deutsche Bank's credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the securities. As a result, our actual and perceived creditworthiness will affect the value of the securities, and in the event we were to default on our obligations you may not receive any amount owed to you under the terms of the securities.

The Ending Level (or Ending Basket Level) may be less than the Closing Level (or Basket Closing Level) on the Maturity Date of the securities, or at other times during the term of the securities.

Because the Ending Level (or Ending Basket Level) is calculated based on the Closing Level (or Basket Closing Level) on the Final Valuation Date or Averaging Dates, as applicable, the level of the Underlying, Component Underlyings or Basket on the Maturity Date or at other times during the term of the securities, including dates near the Final Valuation Date or Averaging Dates, as applicable, could be higher than the Ending Level (or Ending Basket Level). This difference could be particularly large if there is a significant increase in the level of the Underlying, Component Underlyings or Basket after the Final Valuation Date (or Final Averaging Date), if there is a significant decrease in the level of the Underlying, Component Underlyings or Basket, as applicable, around the time of the Final Valuation Date or the Averaging Dates, as applicable, or if there is significant volatility in the Underlying, Component Underlyings or Basket level during the term of the securities (especially on dates near the Final Valuation Date or the Averaging Dates). For example, assuming the securities are linked to a Basket of Indices and/or Funds and are subject to Averaging Dates, when the Averaging Dates for the securities are near the end of the term of the securities, then if the Basket level increases or remains relatively constant during the initial term of the securities and then decreases below the Starting Basket Level (or Strike Level, if applicable), the Ending Basket Level may be significantly less than if it were calculated on a date earlier than the applicable Averaging Date. Under these circumstances, you may receive a lower Payment at Maturity than you could have received if you had invested in the securities included in the Basket or contracts relating to the Basket or Basket Underlyings and were able to realize your investment at a time when the Basket level was above the Starting Basket Level.

The Initial Level of the relevant Underlying or the Basket, as applicable, may be determined on a date later than the Pricing Date.

The Initial Level of the relevant Underlying or the Basket, as applicable, may be determined on a date or dates after the Pricing Date. For example, the relevant pricing supplement may specify that the Initial Level of the Underlying will be determined based on the lowest level of or the average level for such Underlying during the period from the Pricing Date to a specified lookback date. As a result, in such circumstances, you will not know the Initial Level of the Underlying until a date later than the Pricing Date.

You will not have voting rights and your return on the securities, if any, generally will not reflect any payments made with respect to any component underlying any Indices or Funds.

As a holder of the securities, you will not have voting rights. Your return on the securities, if any, will not reflect the return you would realize if you actually owned the components underlying any Indices or Funds and received payments made with respect to such components. This is because the calculation agent will calculate the amount payable to you at maturity by reference to the Closing Levels on the Final Valuation Date or Averaging Dates, as applicable. The Closing Levels of Indices and Funds generally reflect the prices of the components as calculated in the relevant Index or Fund without taking into consideration the value of any payments to holders of those components.

There are certain indices, generally referred to as total return indices, that include distributions paid on the index components in the index return. If any Index (or index underlying a Fund) is described as a total return index with 100% distribution reinvestment, the distributions paid on the components underlying such Index (or index underlying a Fund) are deemed to be reinvested in such Index (or index underlying a Fund), so that the level of such Index (or index underlying a Fund) would include such distributions.

Secondary trading may be limited.

Unless otherwise specified in the relevant pricing supplement, the securities will not be listed on any securities exchange. There may be little or no secondary market for the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so or at a price advantageous to you.

Deutsche Bank AG and its affiliates may act as market makers for the securities but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities. If, at any time, Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be significantly less liquidity in the secondary market, in which case the price at which you would be able to sell your securities would likely be lower than if an active market existed. If the securities are not listed on any securities exchange and Deutsche Bank AG were to cease acting as a market maker, it is likely that there would be no secondary market for the securities.

The inclusion in the Issue Price of each agent's commission and the expected cost of hedging our obligations under the securities directly or through one or more of our affiliates is likely to adversely affect the value of the securities prior to maturity.

While the Payment at Maturity or the Redemption Amount due upon an automatic call will be based on the full Face Amount of your securities as described in the relevant pricing supplement, the Issue Price of the securities includes each agent's commission and the expected cost of hedging our obligations under the securities directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you in secondary market transactions will likely be lower than the Issue Price. In addition, any such price may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates as a result of such compensation or other transaction costs.

The market price of the securities will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the securities. We expect that, generally, the level of the Underlying, Basket Underlyings or Component Underlyings on any day will affect the value of the securities more than any other single factor. However, you should not expect the value of the securities in the secondary market to vary in proportion to changes in the level of the Underlying, Basket Underlyings or Component Underlyings. The value of the securities will be affected by a number of other factors that may either offset or magnify each other, including:

- the volatility (frequency and magnitude of changes in value) of the Underlying, Component Underlyings or Basket;

- supply and demand for the securities;

- if the securities are linked to the shares of a Fund, any changes in the composition of such Fund and any changes to the index which such Fund seeks to track;

- the occurrence of certain events to a Fund that may or may not require an adjustment to the applicable Share Adjustment Factor;

- the dividend rate on the equity securities constituting the Underlying, Component Underlyings or Basket Underlyings (to the extent any dividends affect the value of the Underlying, Component Underlyings or Basket Underlyings);

- geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the securities constituting the Underlying, Component Underlyings or Basket Underlyings or markets generally and which may affect the Ending Level (or Ending Basket Level);

- the exchange rate and the volatility of the exchange rate of the U.S. dollar and any other currencies relevant to the Underlying, Basket Underlyings or Component Underlyings;

- interest and yield rates in the market generally;

- the time remaining to the maturity of the securities; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial discount from the Face Amount if, at the time of sale or on earlier Averaging Dates, the Underlying, Component Underlyings or Basket is at or below the Initial Level(s) or Starting Basket Level (as applicable).

You cannot predict the future performance of the Underlying, Component Underlyings or Basket based on historical performance. The value of the applicable Underlying, Component Underlying or the Basket may decrease so that you will receive at maturity a payment that is less than the Face Amount by an amount based on the decrease in the value of the Underlying, Component Underlyings or Basket. In addition, there can be no assurance that the value of the Underlying, Component Underlyings or Basket will increase so that you will receive at maturity an amount in excess of the Face Amount. Nor can there be any assurance that the value of the Underlying, Component Underlyings or Basket will not increase by more than the Maximum Return, in which case you will receive only the Face Amount plus the Maximum Return.

The securities are not designed to be short-term trading instruments.

The price at which you will be able to sell your securities to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the Face Amount of the securities, even in cases where the Closing Level of the Underlying, Basket Underlying or Component Underlying or the Basket Closing Level has appreciated since the Trade Date. The securities are not designed to be short-term trading instruments, and, if your securities are not automatically called, you should expect to hold your securities until maturity. The amount payable at maturity described in the relevant pricing supplement assumes that your securities are held to maturity.

If the securities are linked to a Basket, the Basket Underlyings or Basket Components may not be equally weighted.

If the securities are linked to a Basket, the Basket Underlyings or Basket Components may have different weights in determining the performance of the Basket. In such case, the same percentage change in two of the Basket Underlyings or Basket Components could have different effects on the Basket performance because of the unequal weighting. For example, if the weighting of one Basket Underlying or Basket Component is greater than the weighting of another Basket Underlying or Basket Component, a 5% decrease in the level of the Basket Underlying or 5% negative performance of the Basket Component with the greater weighting will have a greater impact on the performance of the Basket than a 5% increase in the level of the Basket Underlying or 5% positive performance of the Basket Component with the lesser weighting.

If the securities are linked to a Basket, the changes in the values of the Basket Underlyings or Basket Components may offset each other.

Price movements in the Basket Underlyings or performances of the Basket Components may not correlate with each other. At a time when the value of one or more of the Basket Underlyings increases or one or more Basket Components perform positively, one or more of the other Basket Underlyings or Basket Components may perform or move in the opposite direction. Therefore, in calculating the Basket Closing Level on a Final Valuation Date or on any Averaging Date, as applicable, or determining the Basket of Components Return, increases in the value of one or more of the Basket Underlyings or positive performances of one or more of the Basket Components may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Basket Underlyings or adverse performances of one or more of the other Basket Components.

In the case of securities with specified Averaging Dates, you may lose some of your investment even where the Closing Level (or Basket Closing Level) at maturity is higher than the Initial Level (or Starting Basket Level).

In the case of issuances of securities where the Payment at Maturity is determined based on the Closing Level (or Basket Closing Level) on specified Averaging Dates over the term of the securities, you will receive a Payment at Maturity that is greater than the Face Amount of the securities (or recognize a positive Component Underlying Return for securities linked to a Basket of components) only if the arithmetic average of the Underlying Return (or Basket Return) on the Averaging Dates is greater than zero. A positive Underlying Return (or Basket Return) on any one Averaging Date may be partially or entirely offset by a lesser or negative Underlying Return (or Basket Return) on any other Averaging Date. Consequently, it is possible that you may lose some of your investment (or recognize a negative Component Underlying Return) even if the Underlying, Component Underlying or Basket has increased substantially on the Final Averaging Date.

In the case of securities with a Strike Level above 100%, the Ending Level (or Ending Basket Level) must increase above the Strike Level for you to receive more than your initial investment at maturity.

For securities that have a Strike Level in lieu of the Initial Level (or Starting Basket Level), we will use the Strike Level, which will equal a pre-determined percentage of the Initial Level (or Starting Basket Level), to determine the Payment at Maturity. In the event that the Strike Level is greater than 100%, the Ending Level (or Ending Basket Level) must increase to a level greater than the Strike Level before you will receive a Payment at Maturity that exceeds the Face Amount of the securities or, in the case of securities linked to a Basket of components, recognize a positive Component Underlying Return for that Component Underlying. You will not benefit from any appreciation in the value of the Underlying, Component Underlyings or Basket which does not exceed the Strike Level.

Adjustments to any Index or index underlying a Fund could adversely affect the value of the securities.

Index Publishers are responsible for calculating and maintaining the Indices. In the case that the Underlying is a Fund, Index Publishers are responsible for calculating and maintaining the index underlying the Fund. Index publishers can add, delete or substitute the stocks constituting the Index or index underlying a Fund or make other methodological changes that could change the value of the Index or index underlying a Fund. Any of these actions could adversely affect the value of the securities.

Any Index Publisher may discontinue or suspend calculation or publication of an Index or index underlying a Fund at any time. In these circumstances, Deutsche Bank AG, as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued Index or index underlying a Fund. Deutsche Bank AG could have an economic interest that is different than that of investors in the securities insofar as, for example, Deutsche Bank AG is not precluded from considering indices that are calculated and published by Deutsche Bank AG or any of its affiliates. If Deutsche Bank AG determines that there is no appropriate successor index, at maturity the payout on the securities will be an amount based on the closing prices at maturity of the stocks underlying the affected index at the time of such discontinuance, without rebalancing or substitution, computed by the calculation agent in accordance with the formula for calculating the affected index last in effect prior to discontinuance of the Index or index underlying a Fund.

In the case of Funds, the policies of the sponsor of the Fund and changes that affect the Fund or any index on which the Fund may be based could adversely affect the amount payable on your securities and their market value.

The policies of a Fund Sponsor concerning the calculation of the Fund's net asset value, additions, deletions or substitutions of securities in the Fund and the manner in which changes affecting any relevant index are reflected in the Fund could affect the market price of the shares of the Fund and, therefore, the amount payable on the securities at maturity and the market value of the securities before that date. The amount payable on the securities and its market value could also be affected if the Fund Sponsor changes these policies, for example, by changing the manner in which it calculates the Fund's net asset value, or if the Fund Sponsor discontinues or suspends calculation or publication of the Fund's net asset value, in which case it may become difficult to determine the market value of the securities. If events such as these occur or if the Closing Level of the Fund is not available on the Final Valuation Date or any Averaging Date because of a Market Disruption Event or for any other reason, the calculation agent may determine the Closing Level of the Fund on the Final Valuation Date or the relevant Averaging Date in a manner it considers appropriate in its sole discretion. We describe the discretion that the calculation agent will have in determining the Closing Levels on the Final Valuation Date and Averaging Dates and the amount payable on the securities more fully below under "We or our affiliates may have economic interests adverse to those of the holders of the securities," and in the accompanying pricing supplement.

Anti-dilution protection is limited.

The calculation agent will make adjustments to the Share Adjustment Factor applicable to a Fund for certain events affecting the Fund. The calculation agent is not required, however, to make such adjustments in response to all actions. If such an event occurs and the calculation agent is not required to make an adjustment, the value of the securities may be materially and adversely affected. See "Description of Securities — Anti-dilution Adjustments for Funds" for further information.

There are risks associated with investments in securities linked to the value of an Underlying comprising foreign equity securities.

Investments in securities linked to the value of Underlyings comprising foreign equity securities involve risks associated with the foreign securities market, including volatility, governmental intervention and cross-shareholdings among companies in such Underlyings. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

The prices of securities in countries other than the United States that may underlie certain Underlyings may be affected by political, economic, financial and social factors in such jurisdictions, including changes in a country's government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The securities may be subject to currency exchange rate risk.

Because the prices of the components underlying an Underlying, Basket Underlying or Basket Component may be converted by the sponsor of the Underlying, Basket Underlying, or Basket Component into U.S. dollars or a currency other than U.S. dollars for the purposes of calculating the value of the Underlying, Basket Underlying, or Basket Component, holders of the securities will be exposed to currency exchange rate risk with respect to each of the countries represented in any such Underlying, Basket Underlying, or Basket Component. An investor's net exposure will depend on the extent to which the currencies of the components underlying any such Underlying, Basket Underlying, or Basket Component strengthen or weaken against the U.S. dollar or such other currency. If the U.S. dollar or such other currency weakens against the respective component currencies, the value of any such Underlying, Basket Underlying, or Basket Component may be affected, and the Payment at Maturity of the securities may be reduced.

In addition, the Underlying, Basket Underlying or Basket Component may track the performance of currencies. In this case, the return you receive on the securities will be directly linked to currency exchange rate risk.

Of particular importance to potential currency exchange rate risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments between countries; and

- the extent of governmental surpluses or deficits in the countries represented in the Underlying, Basket Underlying or Basket Components and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the Underlying, Basket Underlying or Basket Component, the United States and other countries important to international trade and finance.

We may not control the Underlying, Component Underlyings or Basket Underlyings or the components underlying the Underlying, Component Underlyings or Basket Underlyings.

Except as described below and in the relevant pricing supplement, we will not be affiliated with the Index Publishers and Fund Sponsors of the Underlying, Component Underlyings or Basket Underlyings and we will have no control over the components included in the Underlying, Component Underlyings or Basket Underlyings, as applicable. As a result, we will have no ability to control the actions of the Index Publishers or Fund Sponsors or of any other company whose securities may be included in the Underlying, Component Underlyings or Basket Underlyings, as applicable, including actions that could affect the value of the components included in the Underlying, Component Underlyings or Basket Underlyings, as applicable, or your securities. Except as we may otherwise describe in the relevant pricing supplement, none of the money you pay us will go to the Index Publishers or Fund Sponsors or any company whose securities may be included in the Underlying, Component Underlyings or Basket Underlyings, as applicable, and no such company will be involved in the offering of the securities in any way. Neither we nor any company whose securities may be included in the Underlying, Component Underlyings or Basket Underlyings, as applicable, will have any obligation to consider your interests as a holder of the securities in taking any actions that might affect the value of your securities.

As a holder of the securities, you will not have voting rights or rights to receive any payments with respect to the components included in the Underlying, Component Underlyings or Basket Underlyings, as applicable, that the holders of such components would have.

We or our affiliates may have economic interests adverse to those of the holders of the securities.

Deutsche Bank AG and other affiliates of ours trade the components underlying the Underlying, Component Underlyings or Basket Underlyings and other financial instruments related to the Underlying, Component Underlyings or Basket Underlyings and their components on a regular basis, for their accounts and for other accounts under their management. Deutsche Bank AG and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of securities or financial instruments linked to the Underlying, Component Underlyings or Basket Underlyings. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the securities. Any of these trading activities could potentially affect the level of the Underlying, Component Underlyings or Basket Underlyings and, accordingly, could affect the value of the securities, whether the securities will be automatically called, and the amount payable to you at maturity.

In addition, we or our affiliates may currently or from time to time engage in business with companies whose stock may be included in the an equity based Underlying, Component Underlyings or Basket Underlyings, including extending loans to, making equity investments in, or providing advisory services to, them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the components included in an Underlying, Component Underlyings or the Basket Underlyings. Any prospective purchaser of securities should undertake such independent investigation of each component included in the Underlying, Component Underlyings or Basket Underlyings as in its judgment is appropriate to make an informed decision with respect to an investment in the securities.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the levels of any of the Underlying, Component Underlyings or Basket Underlyings or the components included in the Underlying, Component Underlyings or Basket Underlyings. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the securities. We or our affiliates are active participants in the equity, commodities and currency markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodity or currency transactions and such transactions may have a negative impact on any Underlying, Basket Underlyings or Component Underlyings with equity, commodity or currency components.

We may hedge or have hedged our obligations under the securities directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may adversely affect the market prices of the components included in the Underlying, Component Underlyings or Basket Underlyings and the levels of the Underlying, Component Underlyings or Basket Underlyings and, therefore, the market value of the securities. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the securities declines.

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Initial Level, the Starting Basket Level, the Ending Level, the Ending Basket Level, the Basket Closing Level and/or the Closing Levels of the Underlying, the Component Underlyings or Basket Underlyings on the Final Valuation Date or Averaging Dates, as applicable, the Underlying Return(s), the Component Returns, the Basket Return, the Basket of Components Return and the amount, if any, that we will pay you at maturity or upon an automatic call. The calculation agent will also be responsible for determining whether a Market Disruption Event has occurred, whether any of the Underlying, Component Underlyings or Basket Underlyings have been discontinued and whether there has been a material change in the method of calculation of any of the Underlying, Component Underlyings or Basket Underlyings. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the securities, which may affect your return on the securities, particularly where Deutsche Bank AG, London Branch, as the calculation agent, is entitled to exercise discretion. See the sections of this product supplement called "Description of Securities — General — Definitions"; "Description of Securities — Discontinuance of Any Index; Alteration of Method of Calculation" and "Description of Securities — Discontinuance of Any Fund and/or its Tracked Index; Alteration of Method of Calculation."

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Underlying, Basket Underlying or Component Underlying, as applicable, and calculating the amount, if any, that we are required to pay you at maturity or upon an automatic call. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities, it is possible that the Final Valuation Date or one or more of the Averaging Dates, as applicable, and the Maturity Date will be postponed. It is also possible that under these events the calculation agent will determine the Closing Level of an Underlying, Basket Underlying or Component Underlying, which may differ substantially from the published Closing Level of such Underlying, Basket Underlying or Component Underlying in absence of such events, in the manner described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates." As a result, any such Market Disruption Event may adversely affect your return.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the return on commodity-linked securities.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single Business Day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of a Commodity Based Underlying, Basket Underlying or Basket Component and, therefore, the return on the securities.

Commodity futures contracts are subject to uncertain legal and regulatory regimes, which may result in a Commodity Hedging Disruption Event and a loss on your investment.

The commodity futures contracts that may comprise Commodity Based Underlyings, Basket Underlyings or Basket Components are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the securities. The Commodity Futures Trading Commission (the "**CFTC**") has recently announced that it is considering imposing position limits on certain commodities (such as energy commodities) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented. Such restrictions may cause us or our affiliates to be unable to effect transactions necessary to hedge our obligations under the securities, in which case we may, in our sole and absolute discretion, accelerate the payment on your securities early and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your securities is accelerated, your investment may result in a loss and you may not be able to reinvest your proceeds in a comparable investment.

Holdings of the securities by our affiliates and future sales may affect the price of the securities.

Certain of our affiliates may purchase some of the securities for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the securities held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the securities may fall. The negative effect of such sales on the prices of the securities could be more pronounced if secondary trading in the securities is limited or illiquid.

Hedging and trading activity by the calculation agent and its affiliates could adversely affect the value of the securities.

Deutsche Bank AG and other affiliates of ours will carry out hedging activities related to the securities (and possibly to other instruments linked to the Underlying, Component Underlyings or Basket Underlyings or their components), including trading in the stocks that constitute the Underlying, Component Underlyings or Basket Underlyings as well as in other instruments related to the Underlying, Component Underlyings or Basket Underlyings or their component stocks. Deutsche Bank AG and some of our other subsidiaries also trade the stocks that constitute the Underlying, Component Underlyings or Basket and other financial instruments related to the Underlying, Component Underlyings or Basket Underlyings and the stocks that constitute the Underlying, Component Underlyings or Basket Underlyings on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the Trade Date could potentially affect the Initial Level or Starting Basket Level and, therefore, could increase the value at which the Underlying, Component Underlyings or Basket must close on the Call Date(s) before you receive the Redemption Amount or on the Final Valuation Date or Averaging Dates before you receive a Payment at Maturity that exceeds your initial investment. Additionally, such hedging or trading activities during the term of the securities could adversely affect the value of the Underlying, Component Underlyings or Basket Underlyings on the Call Date(s) or the Final Valuation Date or Averaging Dates, and, accordingly, the amount of cash you will receive at maturity.

The U.S. federal income tax consequences of an investment in the securities are unclear.

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"). Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities, as prepaid financial contracts, that is described in the section of this product supplement entitled "U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. In addition, as described in "U.S. Federal Income Tax Consequences," in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Prospective investors should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF SECURITIES

*The following description of the terms of the securities supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities of Deutsche Bank Aktiengesellschaft" in the accompanying prospectus. A separate underlying supplement, term sheet or pricing supplement, as the case may be, will describe the index or exchange traded fund, or basket of indices and/or exchange traded funds to which the securities are linked, and a separate term sheet or pricing supplement will describe the terms that apply specifically to the securities, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement have the meanings assigned to them in the accompanying prospectus supplement, prospectus and the relevant underlying supplement and pricing supplement. Unless otherwise specified in the relevant pricing supplement, the term "**security**" refers to one of our Autocallable Return Enhanced Notes Linked to an Index or Exchange Traded Fund, or a Basket of Indices and/or Exchange Traded Funds.*

General

The securities are senior unsecured obligations of Deutsche Bank AG that are linked to an underlying index or exchange traded fund (in such case, the "**Underlying**") or a Basket of indices and/or exchange traded funds or of components (in each case, the "**Basket**"). The securities are included in a series of notes referred to in the accompanying prospectus supplement, prospectus and the relevant underlying supplement and pricing supplement. The securities will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent and registrar.

The securities do not guarantee any return of your investment or pay any coupons. Instead, at maturity or upon an automatic call you will receive a payment in cash, the amount of which will vary depending on the performance of an Underlying, the Basket Components (as defined below) or the Basket, as applicable, calculated in accordance with the formulas set forth below.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency.

The securities are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations.

The securities will be issued in denominations that will be specified in the relevant pricing supplement. The securities will be represented by one or more permanent global securities registered in the name of The Depository Trust Company ("**DTC**") or its nominee, as described under "Description of Notes — Form, Legal Ownership and Denomination of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the securities will be described in the relevant pricing supplement accompanying this product supplement. The terms described in that document should be read as supplementing those described herein, in the relevant underlying supplement and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant pricing supplement are inconsistent with those described herein, in the relevant underlying supplement or in the accompanying prospectus or prospectus supplement, the terms described in the relevant pricing supplement will control.

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the securities on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the securities entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding securities by tender, in open market transactions or by private agreement.

Terms Specified in Pricing Supplements. A pricing supplement will specify the following terms of any issuance of securities to the extent applicable:

- the Issue Price (price to public);
- the Face Amount per security;
- the aggregate Face Amount;
- the denominations or minimum denominations;
- the Original Issue Date;
- the Call Date(s) and Call Settlement Date(s);
- the stated Maturity Date and any terms related to any extension of the Maturity Date not otherwise set forth in this product supplement;
- the Underlying, the Component Underlyings or the Basket and the applicable weighting for each Basket Component or Basket Underlying;
- the level of the Underlying, Component Underlyings or Basket and the Basket Underlyings on the Trade Date;
- the Upside Leverage Factor;
- the Buffer Amount;
- the Downside Factor;
- the Maximum Return, including the Maximum Return for each Basket Component, if applicable;
- the Call Level(s) and Call Price(s);
- whether the performance of an Underlying, Basket Underlyings or Component Underlyings, as applicable, will be adjusted for their respective exposure to the performance of one or more currencies relative to a reference currency;
- whether the securities otherwise may be redeemed, in whole or in part, at our option or repaid at your option, prior to the stated Maturity Date, and the terms of any redemption or repayment;
- if any security is not denominated and payable in U.S. dollars, the currency or currencies in which the Face Amount and premium, if any, will be paid, which we refer to as the "specified currency," along with any other terms relating to the non-U.S. dollar denomination, including historical exchange rates as against the U.S. dollar;
- whether the securities will be listed on any stock exchange; and
- any other terms on which we will issue the securities.

Certain Defined Terms

Each term listed below has the meaning given to it for the purpose of this product supplement and the relevant pricing supplement, unless the context otherwise requires or the relevant pricing supplement gives the term a different meaning.

"**Automatic Call**" means the securities will be called if the Closing Level or Basket Closing Level on any Call Date set forth in the relevant pricing supplement is greater than, or if specified in the relevant pricing supplement, greater than or equal to, the Call Level. A Call Date is subject to postponement in the event of a non-Trading Day or Market Disruption Events as described under "— Adjustments to Valuation Dates and Payment Dates."

"**Averaging Dates**" with respect to an issuance of securities will be specified in the relevant pricing supplement, subject to postponement if a Market Disruption Event occurs on the scheduled Averaging Date or the scheduled Averaging Date is not otherwise a Trading Day as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" below. The Ending Level or Ending Basket Level will be determined on the last Averaging Date to occur, which we refer to as the "**Final Averaging Date**."

"**Basket Closing Level**" the level of the Basket, calculated in accordance with the formula set forth in the relevant pricing supplement, on the relevant date of calculation.

"**Basket Component**" means each component of a Basket of components, as specified in the relevant pricing supplement, the performance of which underlies the securities.

"**Basket Underlying**" with respect to an issuance of securities linked to a Basket of Indices and/or Funds, means each of the Indices or Funds specified in the relevant pricing supplement, the performance of which underlies the securities.

"**Basket of Components Return**" means the sum of the products of (a) the Component Return of each Basket Component and (b) the Component Weighting of such Basket Component.

"**Basket Return**" on any date is the sum of the products, as calculated for each Basket Underlying, of the Underlying Return for such Basket Underlying and its respective Underlying Weighting. For example, in the case of an issuance of securities linked to the value of a Basket composed of three underlyings, the Basket Return will be the sum of the following:

Underlying Return	Underlying Weighting
$\dfrac{\text{Ending Level of Underlying A - Initial Level of Underlying A}}{\text{Initial Level of Underlying A}}$	x weighting for Underlying A
$\dfrac{\text{Ending Level of Underlying B - Initial Level of Underlying B}}{\text{Initial Level of Underlying B}}$	x weighting for Underlying B
$\dfrac{\text{Ending Level of Underlying C - Initial Level of Underlying C}}{\text{Initial Level of Underlying C}}$	x weighting for Underlying C

"**Buffer Amount**" means the percentage that represents the permissible decline in the Closing Level, or Basket Closing Level, as measured from the Initial Level or the Starting Basket Level, as applicable, to the Ending Level or Ending Basket Level, after which you start to lose part of your investment, or in the case of a Basket Component, after which the Component Return becomes negative.

"**Business Day**" means, unless otherwise specified in the relevant pricing supplement, any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

"**Call Date(s)**" means a date on which the securities may be subject to an automatic call as set forth in the relevant pricing supplement.

"**Call Level(s)**" means one or more levels of the Underlying or Basket set forth in the relevant pricing supplement.

"**Call Price**" means a percentage of the Face Amount of the security set forth in the relevant pricing supplement for the purpose of calculating the Redemption Amount.

"**Call Settlement Date**" means, otherwise specified in the relevant pricing supplement, the third Business Day following the corresponding Call Date.

"**Closing Level**" means,

(a) if the Underlying, Basket Underlying or Component Underlying is an Index, the official Closing Level of such Index on the relevant date of calculation;

(b) if the Underlying, Basket Underlying or Component Underlying is a Fund, the Closing Price of one share of the Fund on the relevant date of calculation, multiplied by the then current Share Adjustment Factor applicable to the Fund.

"**Closing Price**" for one share of a Fund on any Trading Day means:

- if the Fund is listed or admitted to trading on a U.S. national securities exchange, the last reported sale price for one share of the Fund, regular way, of the principal trading session on such day on the principal U.S. national securities exchange registered under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), on which the Fund is listed or admitted to trading, or

- if the Fund is listed or admitted to trading on any U.S. national securities exchange but the last reported sale price is not available pursuant to the preceding bullet point, the last reported sale price for one share of the Fund of the principal trading session on the over-the-counter market as reported on the Nasdaq National Market or the OTC Bulletin Board operated by the Financial Institution Regulatory Authority on such day, or

- if the Fund is not listed or admitted to trading on any U.S. national securities exchange but is included in the OTC Bulletin Board, the last reported sale price for one share of the Fund of the principal trading session on the OTC Bulletin Board on such day, or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the calculation agent, of the bid prices for the shares of the Fund (or any such other security) obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent.

"**Commodity Based**" means, when referring to an Underlying, Basket Underlying or a Component Underlying, that the Underlying, Basket Underlying or Component Underlying tracks commodity-linked instruments, as determined by the calculation agent.

"**Commodity Hedging Disruption Event**" means that:

(a) due to (i) the adoption of, or any change in, any applicable law, regulation or rule or (ii) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the CFTC or any exchange or trading facility), in each case occurring on or after the Pricing Date, the calculation agent determines in good faith that it is contrary to such law, rule, regulation or order to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates' (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge individually or in the aggregate on a portfolio basis our obligations under the securities ("**hedge positions**"), including, without limitation, if such hedge positions are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards such limit); or

(b) for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the calculation agent deems necessary to hedge the risk of entering into and performing our commodity-related obligations with respect to the securities, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

"**Component Underlying**" means each Underlying to which a Basket Component is linked.

"**Component Underlying Return**" means the Underlying Return for each Component Underlying.

"**Component Weighting**" means the percentage weighting of each Basket Component within a Basket, as specified in the relevant pricing supplement.

"**Currency Based**" means when referring to an Underlying, Basket Underlying or Component Underlying, that the Underlying, Basket Underlying or Component Underlying tracks currencies or currency-linked instruments, as determined by the calculation agent.

"**Downside Factor**" means the factor specified in the relevant pricing supplement by which any percentage decline in the Underlying, Component Underlying or Basket in excess of the Buffer Amount is multiplied.

"**Ending Basket Level**" with respect to an issuance of securities linked to a Basket will be:

• *for issuances of securities with a Final Valuation Date*: the Basket Closing Level on such Final Valuation Date; or

• *for issuances of securities with Averaging Dates*: the arithmetic average of the Basket Closing Levels on the Averaging Dates, as calculated by the calculation agent.

"**Ending Level**" for each Underlying, Component Underlying or Basket Underlying:

- *for issuances of securities with a Final Valuation Date*: the Closing Level of the Underlying, Component Underlying or Basket Underlying on such Final Valuation Date; or

- *for issuances of securities with Averaging Dates*: the arithmetic average of the Closing Levels of the Underlying or Component Underlying or Basket Underlying on the Averaging Dates, as calculated by the calculation agent.

"**Equity Based**" means, when referring to an Underlying, Basket Underlying or Component Underlying, that the Underlying, Basket Underlying or Component Underlying is a security or tracks or is composed of securities, as determined by the calculation agent.

"**Exchange Traded Instrument**" means a futures contract relating to a commodity which is tracked in a Commodity Based Underlying, Basket Underlying or Component Underlying.

"**Face Amount**" means the denomination of the security, which may be $10, $100, $1,000 or another amount per security, as specified in the relevant pricing supplement.

"**Final Valuation Date**" with respect to an issuance of securities will be specified in the relevant pricing supplement, subject to postponement if a Market Disruption Event occurs on the scheduled Final Valuation Date or the scheduled Final Valuation Date is not otherwise a Trading Day as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" below.

"**Fund Sponsor**" means the sponsor of the applicable Fund.

"**Index**" or "**Fund**" means each index or exchange traded fund, as applicable, specified in the relevant pricing supplement, the performance of which underlies the securities.

In this "Description of Securities," references to an Index or a Fund will include the index or fund specified in the relevant pricing supplement and any successor index or fund to that index or fund, as applicable, unless the context requires otherwise.

"**Index Business Day**" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and London, England.

"**Index Publisher**" means the publisher of the applicable Index.

"**Initial Level**" for any Underlying, Component Underlying or Basket Underlying will be specified in the relevant pricing supplement.

"**Issue Price**" means the amount per security specified in the relevant pricing supplement and will equal the Face Amount, unless otherwise specified.

"**Maturity Date**" means the date specified in the relevant pricing supplement, subject to extension if such day is not a Business Day or if the scheduled Final Valuation Date or the scheduled Final Averaging Date, in the case of Averaging Dates, is postponed in accordance with the definition thereof. See the discussion under "— Adjustments to Valuation Dates and Payment Dates" below.

"**Maximum Return**" means the maximum percentage return on the Face Amount, if any, specified as such in the relevant pricing supplement.

"**Original Issue Date**" means the date specified in the relevant pricing supplement on which a particular issuance of securities will be issued.

"**Payment at Maturity**" means the payment due at maturity with respect to each security, as described under "— Payment at Maturity" below.

"**Price Source**" means the display page, or any successor page, specified in the relevant pricing supplement (e.g., Bloomberg or Reuters), which will be used by the calculation agent to determine the Closing Level of an Underlying. With respect to an Index, if such service or any successor service no longer displays the Closing Level of such Index, then the calculation agent shall designate an alternate source of such Closing Level, which shall be the publisher of such Index, unless the calculation agent, in its sole discretion, determines that an alternate service has become the market standard for transactions related to such Index.

"**Pricing Date**" means the day when we price the securities for initial sale to the public.

"**Redemption Amount**" means the amount payable per Face Amount of securities on a Call Settlement Date.

"**Relevant Exchange**" means:

(a) for each Equity Based Underlying, Basket Underlying or Component Underlying or for a Fund separately, the primary organized exchanges or markets of trading for (i) any security then included in, or, for a Fund, any security issued by, such Underlying, Basket Underlying or Component Underlying, or (ii) any futures or options contract or fund related to such Underlying, Basket Underlying or Component Underlying or to any security then included in, or, for a Fund, any security of, such Underlying, Basket Underlying or Component Underlying; and

(b) for each Exchange Traded Instrument included in a Commodity Based Underlying, Basket Underlying or Component Underlying, the exchange specified for the Exchange Traded Instrument or its successor.

"**Share Adjustment Factor**" for each Underlying, Basket Underlying or Component Underlying that is a Fund means, unless otherwise specified in the relevant pricing supplement, will initially be 1.0, subject to adjustments as described under "— Anti-dilution Adjustments" below.

"**Starting Basket Level**" for any Basket means the predetermined Basket level specified in the relevant pricing supplement.

"**Strike Level**" means the percentage of the Initial Level, if any, that may be specified in the relevant pricing supplement for certain securities.

"**Trade Date**" will be the Pricing Date or another date, specified in the relevant pricing supplement. If the Trade Date specified in the relevant pricing supplement is not a Trading Day with respect to that Underlying, Component Underlying or Basket Underlying or there is a Market Disruption Event with respect to such Underlying, Component Underlying or Basket Underlying on such day, then the relevant level, price or other value for that Underlying, Component Underlying or Basket Underlying that would have been determined on the Trade Date will be determined on the next succeeding Trading Day with respect to such Underlying, Component Underlying or Basket Underlying on which there is no Market Disruption Event.

"**Trading Day**" means:

(a) for each Equity Based Underlying, Basket Underlying or Component Underlying separately, a day, as determined by the calculation agent, on which trading is generally conducted on the Relevant Exchange for the Underlying, Basket Underlying or Component Underlying, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time; and

(b) for each Exchange Traded Instrument underlying a Commodity Based Underlying, Basket Underlying or Component Underlying separately, a day, as determined by the calculation agent, on which the Relevant Exchange for such Exchange Traded Instrument is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

"**Underlying**" means the Index or Fund specified in the relevant pricing supplement, the performance of which underlies the securities.

The "**Underlying Return**" for each Underlying, Basket Underlying or Component Underlying will be calculated using the following formula:

$$\text{Underlying Return} = \frac{\text{Ending Level} - \text{Initial Level (or the Strike Level, if applicable)}}{\text{Initial Level (or the Strike Level, if applicable)}}$$

When used in the relevant pricing supplement, the Underlying Return will be referred to as the "Basket Return," "Fund Return" or "Index Return," as applicable.

"**Underlying Weighting**" of a Basket Underlying in a Basket represents the percentage of the Basket initially assigned to such Basket Underlying. The Underlying Weightings will be specified in the relevant pricing supplement.

"**Upside Leverage Factor**" means the factor specified in the relevant pricing supplement by which any percentage increase in the Underlying or Basket above the Initial Level or Starting Basket Level is multiplied.

"**Valuation Date**" means any Call Date, Final Valuation Date, Averaging Date, Trade Date (as that term is defined in the relevant pricing supplement) or other date specified in the pricing supplement on which a value for an Underlying, Basket Underlying or Component Underlying is required, subject to postponement in the event of a non-Trading Day and certain Market Disruption Events and as described under "— Adjustments to Valuation Dates and Payment Dates."

In this "Description of Securities," references to the Underlying, Basket Underlying or Component Underlying will include the index, indices, fund or funds specified in the relevant pricing supplement and any successor index or indices, unless the context requires otherwise.

References in this product supplement to "U.S. dollar," or "U.S.$" or "$" are to the currency of the United States of America.

Other terms of the securities are described in the following paragraphs.

Automatic Call

Unless otherwise specified in the relevant pricing supplement, the securities will be called if the Closing Level or Basket Closing Level on any Call Date set forth in the relevant pricing supplement is greater than, or if specified in the relevant pricing supplement, greater than or equal to, the Call Level. If the securities are automatically called, you will be entitled to receive the Redemption Amount based on the Call Price for the relevant Call Date, payable on the corresponding Call Settlement Date. The Call Dates and Call Settlement Dates are subject to adjustment as described in "— Adjustments to Valuation Dates and Payment Dates."

Payment at Maturity (if securities are NOT called)

Unlike ordinary debt securities, the securities do not guarantee the return of your initial investment at maturity or pay periodic coupon payments. Instead, if the securities have not been called, upon delivery of the securities to the Trustee, with respect to each security, we will pay an amount in cash equal to:

Securities Linked to a Single Underlying

At maturity, you will receive for each security that you hold an amount in cash based upon the value of the Underlying on the specified Final Valuation Date or Averaging Dates (as applicable), determined as follows:

Securities without a buffer:

- *If the Ending Level is **greater than** the Initial Level*, you will receive for each security that you hold a Payment at Maturity equal to:

    Face Amount + (Face Amount × Underlying Return × Upside Leverage Factor)

    provided that the Payment at Maturity in excess of the Face Amount will be subject to any **Maximum Return** specified in the relevant pricing supplement.

- *If the Ending Level is **equal to** the Initial Level*, you will receive for each security that you hold a Payment at Maturity equal to the Face Amount.

- *If the Ending Level is **less than** the Initial Level*, you will receive for each security that you hold a Payment at Maturity that is less than the Face Amount of each security by an amount proportionate to the *decrease* in value of the Underlying. Under these circumstances, your Payment at Maturity will be equal to:

    Face Amount + (Face Amount × Underlying Return)

    Because the Underlying Return will be less than zero, the Payment at Maturity will be less than the Face Amount.

    Under no circumstances will the Payment at Maturity be less than zero.

Securities with a buffer:

- *If the Ending Level is **greater than** the Initial Level*, you will receive for each security that you hold a Payment at Maturity equal to:

    Face Amount + (Face Amount × Underlying Return × Upside Leverage Factor)

    provided that the Payment at Maturity in excess of the Face Amount will be subject to any **Maximum Return**.

- *If the Ending Level is **equal to** the Initial Level or **less than** the Initial Level, but has declined by an amount **less than** or **equal to** the Buffer Amount*, you will receive for each security that you hold a Payment at Maturity equal to the Face Amount.

- *If the Ending Level is **less than** the Initial Level, and has declined by an amount **greater than** the Buffer Amount*, you will receive for each security that you hold a Payment at

Maturity that is less than the Face Amount of each security by an amount proportionate to the decrease in value of the Underlying below the Buffer Amount times the Downside Factor. Under these circumstances, your Payment at Maturity will be equal to:

Face Amount + (Face Amount × (Underlying Return + Buffer Amount) × Downside Factor)

Because in this scenario the sum of the Underlying Return and the Buffer Amount will be less than zero, the Payment at Maturity will be less than the Face Amount.

Under no circumstances will the Payment at Maturity be less than zero.

Securities with dual direction exposure:

- *If the Ending Level is **greater than** the Initial Level*, you will receive for each security that you hold a Payment at Maturity equal to:

Face Amount + (Face Amount × Underlying Return × Upside Leverage Factor)

provided that the Payment at Maturity in excess of the Face Amount will be subject to any **Maximum Return**.

- *If the Ending Level is **equal to** the Initial Level,* you will receive for each security that you hold a Payment at Maturity equal to the Face Amount.

- *If the Ending Level is **less than** the Initial Level, but has declined by an amount **less than** or equal to the Buffer Amount*, you will receive for each security that you hold a Payment at Maturity that is greater than the Face Amount of each security by an amount equal to the absolute value of the Underlying Return times the Face Amount. Under these circumstances, your Payment at Maturity will be equal to:

Face Amount + [Face Amount × |Underlying Return|]

|Underlying Return| means the absolute value of the Underlying Return.

In this scenario, you will receive a positive return equal to the absolute value of the negative Underlying Return. For example, if the Underlying Return is -9%, the absolute value of the negative Underlying Return is 9%.

- *If the Ending Level is **less than** the Initial Level, and has declined by an amount **greater than** the Buffer Amount*, you will receive for each security that you hold a Payment at Maturity that is less than the Face Amount of each security by an amount proportionate to the decrease in value of the Underlying below the Buffer Amount times the Downside Factor. Under these circumstances, your Payment at Maturity will be equal to:

Face Amount + (Face Amount × (Underlying Return + Buffer Amount) × Downside Factor)

Because in this scenario the sum of the Underlying Return and the Buffer Amount will be less than zero, the Payment at Maturity will be less than the Face Amount.

Under no circumstances will the Payment at Maturity be less than zero.

Securities Linked to a Basket of Indices and/or Funds

For issuances of securities that are linked to a Basket of Indices and/or Funds, at maturity you will receive for each security that you hold an amount in cash based upon the value of the Basket on the specified Final Valuation Date or Averaging Dates (as applicable), determined as follows:

For securities linked to a Basket of Indices and/or Funds without a buffer:

- *If the Ending Basket Level is **greater than** the Starting Basket Level, you will receive for each security that you hold a Payment at Maturity equal to:*

    Face Amount + (Face Amount × Basket Return × Upside Leverage Factor)

    provided that the Payment at Maturity in excess of the Face Amount will be subject to any Maximum Return specified in the relevant pricing supplement.

- *If the Ending Basket Level is **equal to** the Starting Basket Level, you will receive for each security that you hold a Payment at Maturity equal to the Face Amount.*

- *If the Ending Basket Level is **less than** the Starting Basket Level, you will receive for each security that you hold a Payment at Maturity that is less than the Face Amount of each security by an amount proportionate to the decrease in value of the Basket. Under these circumstances, your Payment at Maturity will be equal to:*

    Face Amount + (Face Amount × Basket Return)

    Because the Basket Return will be less than or equal to zero, the Payment at Maturity will be less than or equal to the Face Amount.

    Under no circumstances will the Payment at Maturity be less than zero.

For securities linked to a Basket of Indices and/or Funds with a buffer:

- *If the Ending Basket Level is **greater than** the Starting Basket Level, you will receive for each security that you hold a Payment at Maturity equal to:*

    Face Amount + (Face Amount × Basket Return × Upside Leverage Factor)

    provided that the Payment at Maturity in excess of the Face Amount will be subject to any **Maximum Return**.

- *If the Ending Basket Level is equal to the Starting Basket Level or **less than** the Starting Basket Level, but has declined by an amount **less than** or equal to the Buffer Amount, you will receive for each security that you hold a Payment at Maturity equal to the Face Amount.*

- *If the Ending Basket Level is **less than** the Starting Basket Level, and has declined by an amount **greater than** the Buffer Amount, you will receive for each security that you hold a Payment at Maturity that is less than the Face Amount of each security by an amount proportionate to the decrease in value of the Basket below the Buffer Amount times the Downside Factor. Under these circumstances, your Payment at Maturity will be equal to:*

    Face Amount + (Face Amount × (Basket Return + Buffer Amount) × Downside Factor)

    Because in this scenario the sum of the Basket Return and the Buffer Amount will be less than zero, the Payment at Maturity will be less than the Face Amount.

    Under no circumstances will the Payment at Maturity be less than zero.

For securities linked to a Basket of Indices and/or Funds with dual direction exposure:

- *If the Ending Basket Level is **greater than** the Starting Basket Level, you will receive for each security that you hold a Payment at Maturity equal to:*

    Face Amount + (Face Amount × Basket Return × Upside Leverage Factor) provided that the Payment at Maturity in excess of the Face Amount will be subject to any **Maximum Return**.

- *If the Ending Basket Level is **equal to** the Starting Basket Level,* you will receive for each security that you hold a Payment at Maturity equal to the Face Amount.

- *If the Ending Basket Level is **less than** the Starting Basket Level, but has declined by an amount **less than or equal to** the Buffer Amount,* you will receive for each security that you hold a Payment at Maturity that is greater than the Face Amount of each security by an amount equal to the absolute value of the Basket Return times the Face Amount. Under these circumstances, your Payment at Maturity will be equal to:

  Face Amount + [Face Amount × |Basket Return|]

  |Basket Return| means the absolute value of the Basket Return.

  In this scenario, you will receive a positive return equal to the absolute value of the negative Basket Return. For example, if the Basket Return is -9%, the absolute value of the negative Basket Return will be 9%.

- *If the Ending Basket Level is **less than** the Starting Basket Level, and has declined by an amount **greater than** the Buffer Amount*, you will receive for each security that you hold a Payment at Maturity that is less than the Face Amount of each security by an amount proportionate to the *decrease* in value of the Basket below the Buffer Amount *times* the Downside Factor. Under these circumstances, your Payment at Maturity will be equal to:

  Face Amount + (Face Amount × (Basket Return + Buffer Amount) × Downside Factor)

  Under no circumstances will the Payment at Maturity be less than zero.

Securities Linked to a Basket of Components

For issuances of securities that are linked to a Basket of components, at maturity you will receive for each security that you hold an amount in cash based on the Basket of Components Return, which in turn is based on the performance of the Basket Components. At maturity, your payment per security will be calculated as follows:

Face Amount + (Face Amount × Basket of Components Return)

, which may be an amount greater than, equal to, or less than the Face Amount. The Basket of Components Return is based on the Component Return and the Component Weighting for each Basket Component, as defined below.

The **Component Return** for each Basket Component will be calculated as follows:

For securities linked to a Basket of components each without a buffer:

Ending Level of the Component Underlying	Component Return
is **greater than** the Initial Level	Component Underlying Return x Upside Leverage Factor, subject to the Maximum Return
is **equal to** or **less than** the Initial Level	Component Underlying Return

36

For securities linked to a Basket of components each with a buffer:

Ending Level of the Component Underlying	Component Return
is **greater than** the Initial Level	Component Underlying Return x Upside Leverage Factor, subject to the Maximum Return
is **equal to** the Initial Level or *less than* the Initial Level by not more than the Buffer Amount	0
is **less than** the Initial Level by more than the Buffer Amount	(Component Underlying Return + Buffer Amount) × Downside Factor

For securities linked to a Basket of components each with dual direction exposure:

Ending Level of the Component Underlying	Component Return
is **greater than** the Initial Level	Component Underlying Return × Upside Leverage Factor, subject to the Maximum Return
is **equal to** the Initial Level or *less than* the Initial Level by not more than the Buffer Amount	The absolute value of the Component Underlying Return
is **less than** the Initial Level by more than the Buffer Amount	(Component Underlying Return + Buffer Amount) × Downside Factor

Adjustments to Valuation Dates and Payment Dates

A **Valuation Date** is any Call Date, Final Valuation Date, Averaging Date, Trade Date (as that term is defined in the relevant pricing supplement) or other date specified in the pricing supplement on which a value for an Underlying, Basket Underlying, or Component Underlying is required and is subject to adjustment as described below.

Upon an adjustment to a Valuation Date other than a Trade Date, the corresponding Call Settlement Date, the Maturity Date or any other date on which a payment is made to the holder of the securities based on the value of an Underlying, Basket Underlying, or Component Underlying on such Valuation Date (together with the Maturity Date, a "**Payment Date**") will be adjusted as described below. Payment Dates will also be adjusted if they are not Business Days or Index Business Days, as applicable.

As used in the following sections, "Underlying" refers to an individual Index or Fund to which a security is linked. For Basket Underlyings or Basket Components that make up a Basket, adjustments for Market Disruption Events will be applied to the individual Basket Underlyings or Component Underlyings.

The relevant pricing supplement may specify an alternative method of adjustment to Valuation Dates and Payment Dates which applies to a specific issuance of securities. If this is the case, the pricing supplement will set out how the adjustments will occur.

If a security is issued with a term (from but excluding the settlement date to and including the Maturity Date, each as specified in the relevant pricing supplement) of one year or less, the provisions which follow will apply but the Valuation Date and the Maturity Date will not adjust so that the term (calculated as described above) is greater than one year.

Equity Based Underlyings, Basket Underlyings or Component Underlyings

Adjustments to Valuation Dates for Equity Based Underlyings, Basket Underlyings or Component Underlyings

For Underlyings or Baskets, composed exclusively of Basket Underlyings or Component Underlyings, which are Equity Based, the following adjustments will be made for Market Disruption Events and non-Trading Days as applicable.

If:

(a) a Valuation Date is not a Trading Day with respect to any Underlying, Basket Component; or

(b) a Market Disruption Event for any Underlying or Basket Component occurs or is continuing on a Valuation Date,

then the applicable Valuation Date for such disrupted Underlying, Basket Underlying, or Component Underlying, as applicable, will be postponed to the immediately succeeding Trading Day on which no Market Disruption Event for such Underlying, Basket Underlying, or Component Underlying occurs or is continuing. The Valuation Date for any such Underlying, Basket Underlying, or Component Underlying will not be postponed later than the fifth scheduled Trading Day after the date originally scheduled for such Valuation Date (the "**Fifth Day**").

If the Valuation Date is postponed to the Fifth Day and:

(a) the Fifth Day is not a Trading Day with respect to such Underlying, Basket Underlying, or Component Underlying; or

(b) a Market Disruption Event for such Underlying, Basket Underlying, or Component Underlying occurs or is continuing on the Fifth Day,

then, on the Fifth Day the Closing Level of such Underlying, Basket Underlying, or Component Underlying will be determined by the calculation agent (i) in the case of an Index, using the formula for, and method of calculating, the Closing Level last in effect prior to the commencement of the Market Disruption Event or initial non-Trading Day for such relevant Underlying, Basket Underlying, or Component Underlying, using the Closing Level of each constituent of such Underlying, Basket Underlying, or Component Underlying, as applicable (or, if trading in the relevant constituents has been materially suspended or materially limited, the calculation agent's good faith estimate of the Closing Level that would have prevailed but for such suspension or limitation or non-Trading Day) on the Fifth Day, and (ii) in the case of a Fund, in good faith and in a commercially reasonable manner.

For a Basket, the calculation agent will then calculate the Ending Basket Level for the Basket using:

(a) for Basket Underlyings or Components Underlyings not disrupted on the original Valuation Date, the published Closing Levels of such Basket Underlyings or Components Underlyings on the original Valuation Date;

(b) for Basket Underlyings or Components Underlyings disrupted on the original Valuation Date but not disrupted on one or more Trading Days from the original Valuation Date to and including the Fifth Day, the published Closing Levels of such Basket Underlyings or Components Underlyings on the first Trading Day after the original Valuation Date on which no Market Disruption Event occurred or was continuing; and

(c) for Basket Basket Underlyings or Components Underlyings disrupted from the original Valuation Date through the Fifth Day, the calculation agent's determination of the Closing Levels of such Basket Underlyings or Components Underlyings.

Consequences for Adjustments to Valuation Dates for Equity Based Underlyings, Basket Underlyings, or Component Underlyings

If the scheduled Payment Date is not a Business Day, then the Payment Date will be the next succeeding Business Day following such scheduled Payment Date. If, due to a Market Disruption Event or otherwise, the Final Valuation Date or Final Averaging Date is postponed so that it falls on a day that is less than three Business Days prior to the scheduled Payment Date, the Payment Date will be the third Business Day following such Final Valuation Date or Final Averaging Date, as postponed.

Market Disruption Events for Equity Based Underlyings, Basket Underlyings, or Component Underlyings

With respect to an Equity Based Underlying, Basket Underlying, or Component Underlying, a "**Market Disruption Event**" means a determination by the calculation agent in its sole discretion that the occurrence or continuance of one or more of the following events materially interfered or interferes with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the securities:

• for an Underlying, Basket Underlying, or Component Underlying, which is a Fund, the occurrence or existence of a suspension, absence or material limitation of trading in shares of the Fund on the Relevant Exchange for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market; or a breakdown or failure in the price and trade reporting systems of the Relevant Exchange as a result of which the reported trading prices for the Fund shares during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate; or

• a suspension, absence or material limitation of trading of stocks then constituting 20% or more of the level of the Underlying, Basket Underlying, or Component Underlying (or the relevant successor Underlying, Basket Underlying, or Component Underlying,) or an index which underlies a Fund (or its relevant successor) on the Relevant Exchanges for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such Relevant Exchanges; or

• a breakdown or failure in the price and trade reporting systems of any Relevant Exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the level of the Underlying, Basket Underlying, or Component Underlying (or the relevant successor Underlying, Basket Underlying, or Component Underlying) or an index which underlies a Fund (or its relevant successor) during the one hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or

• a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts or exchange traded funds related to the Underlying, Basket Underlying, or Component Underlying (or the relevant successor Underlying, Basket Underlying, or Component Underlying) or an index which underlies a Fund (or its relevant successor) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts or exchange traded funds.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying, Basket Underlying, or Component Underlying (or the relevant successor Underlying, Basket Underlying, or Component Underlying) or an index which underlies a Fund (or its relevant successor) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the disrupted Underlying, Basket Underlying, or Component Underlying (or the relevant successor Underlying, Basket Underlying, or Component Underlying) or an index which underlies a Fund (or its relevant successor) shall be based on a comparison of:

- the portion of the level of the Underlying, Basket Underlying, or Component Underlying (or the relevant successor Underlying, Basket Underlying, or Component Underlying) or an index which underlies a Fund (or its relevant successor) attributable to that security, relative to

- the overall level of the Underlying, Basket Underlying, or Component Underlying (or the relevant successor Underlying, Basket Underlying, or Component Underlying) or an index which underlies a Fund (or its relevant successor),

in each case, immediately before that suspension or limitation.

For purposes of determining whether a Market Disruption Event has occurred:

- a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market;

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts or exchange traded funds on the Underlying, Basket Underlying, or Component Underlying by the primary securities market trading in such contracts or funds by reason of:

  - a price change exceeding limits set by such exchange or market;

  - an imbalance of orders relating to such contracts or funds; or

  - a disparity in bid and ask quotes relating to such contracts or funds

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange traded funds related to the Underlying, Basket Underlying, or Component Underlying; and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary market on which futures or options contracts or exchange traded funds related to the Underlying, Basket Underlying, or Component Underlying are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

Commodity Based Underlyings, Basket Underlyings, or Component Underlyings

Adjustments to Valuation Dates for Commodity Based Underlyings, Basket Underlyings or Component Underlyings

For Underlyings or Baskets, composed exclusively of Basket Underlyings or Component Underlyings, which are Commodity Based, the following adjustments will be made for Market Disruption Events and non-Trading Days.

If a Market Disruption Event affecting one or more Exchange Traded Instruments included in an Underlying, Basket Underlying, or Component Underlying is in effect on a Valuation Date or if any Valuation Date is not a Trading Day with regard to any Exchange Traded Instrument, the calculation agent will calculate the Closing Level of such Underlying, Basket Underlying, or Component Underlying for the Valuation Date using:

(a) for each Exchange Traded Instrument, the weight of the Exchange Traded Instrument within the Underlying, Basket Underlying, or Component Underlying on the Valuation Date;

(b) for each Exchange Traded Instrument for which the Valuation Date was a Trading Day and which did not suffer a Market Disruption Event on such day, the closing price for such Exchange Traded Instrument on that day; and

(c) subject to the following paragraph, for each Exchange Traded Instrument for which the Valuation Date was not a Trading Day or which suffered a Market Disruption Event on such Valuation Date, the closing price for the Exchange Traded Instrument on the immediately succeeding Trading Day for such Exchange Traded Instrument on which no Market Disruption Event occurs or is continuing with respect to or affecting such Exchange Traded Instrument (a "**Good Day**").

If a Good Day does not occur by:

(x) the scheduled Trading Day after a Trade Date (as that term is defined in the pricing supplement); or

(y) the fifth scheduled Trading Day after the scheduled Valuation Date (other than a Trade Date),

then the calculation agent will determine and use in calculating the Closing Level of the Underlying, Basket Underlying, or Component Underlying the closing price for the affected Exchange Traded Instrument on the scheduled Trading Day after the Trade Date or the fifth scheduled Trading Day (as applicable) in good faith and in a commercially reasonable manner.

Consequences for Adjustments to Valuation Dates for Commodity Based Underlyings, Basket Underlyings or Component Underlyings

If an adjustment is made for Market Disruption Events and non-Trading Days, and the date as of which the calculation agent determines the Closing Level of an Underlying, Basket Underlying, or Component Underlying falls less than three Business Days prior to the scheduled Payment Date, as applicable, corresponding to such Valuation Date, such Payment Date, as applicable, will be postponed to the third Business Day following the date as of which the calculation agent determines the Closing Level of the Underlying, Basket Underlying, or Component Underlying for such Valuation Date. If a scheduled Payment Date is not a Business Day, such Payment Date will be postponed to the next succeeding Business Day, subject to postponement in the event that a Market Disruption Event exists on the applicable Valuation Date as described above.

Market Disruption Events for Commodity Based Underlyings, Basket Underlyings or Component Underlyings

With respect to a Commodity Based Underlying, Basket Underlying, or Component Underlying, a "**Market Disruption Event**" means a determination by the calculation agent in its sole discretion that the occurrence or continuance of one or more of the following events materially interfered or interferes with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the securities:

- a termination or suspension of, or material limitation or disruption in the trading of any Exchange Traded Instrument (including, but not limited to, the occurrence or announcement of a day on which there is a limitation on, or suspension of, the trading of an applicable Exchange Traded Instrument imposed by the Relevant Exchange on which such Exchange Traded Instrument is traded by reason of movements exceeding "limit up" or "limit down" levels permitted by such Relevant Exchange) within an Underlying, Basket Underlying, or Component Underlying (or the relevant successor Underlying, Basket Underlying, or Component Underlying); or

- the settlement price of any Exchange Traded Instrument within an Underlying, Basket Underlying, or Component Underlying (or the relevant successor Underlying, Basket Underlying, or Component Underlying) has increased or decreased from the previous day's settlement price by the maximum amount permitted under the rules of the Relevant Exchange; or

- failure by the Relevant Exchange or other Price Source to announce or publish the settlement price of any Exchange Traded Instrument within an Underlying, Basket Underlying, or Component Underlying (or the relevant successor Underlying, Basket Underlying, or Component Underlying); or

- failure by the sponsor of an Underlying, Basket Underlying, or Component Underlying (or the relevant successor Underlying, Basket Underlying, or Component Underlying) to publish the Closing Level of the Underlying, Basket Underlying, or Component Underlying (or the relevant successor Underlying, Basket Underlying, or Component Underlying); or

- a Commodity Hedging Disruption Event (as defined below).

Commodity Hedging Disruption Events for Commodity Based Underlyings, Basket Underlyings, or Component Underlyings

If a Commodity Hedging Disruption Event occurs, we will have the right, but not the obligation, to accelerate the payment on the securities by providing, or causing the calculation agent to provide, written notice of our election to exercise such right to the trustee at its New York office, on which notice the trustee may conclusively rely, as promptly as possible and in no event later than the Business Day immediately following the day on which such Commodity Hedging Disruption Event occurred. The amount due and payable per Face Amount of securities upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth Business Day following the day on which the calculation agent delivers notice of such acceleration. We will provide, or will cause the calculation agent to provide, written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two Business Days prior to the date on which such payment is due. For the avoidance of doubt, the determination set forth above is only applicable to the amount due with respect to acceleration as a result of a Commodity Hedging Disruption Event.

A "**Commodity Hedging Disruption Event**" means that:

(a) due to (i) the adoption of, or any change in, any applicable law, regulation or rule or (ii) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the CFTC or any exchange or trading facility), in each case occurring on or after the pricing date, the calculation agent determines in good faith that it is contrary to such law, rule, regulation or order to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates' (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge individually or in the aggregate on a portfolio basis our obligations under the securities ("hedge positions"), including, without limitation, if such hedge positions are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards such limit); or

(b) for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the calculation agent deems necessary to hedge the risk of entering into and performing our commodity-related obligations with respect to the securities, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

Currency Based Underlyings, Basket Underlyings, or Component Underlyings

Adjustments to Valuation Dates for Currency Based Underlyings, Basket Underlyings, or Component Underlyings

For Underlyings or Baskets, which are Currency Based, the following adjustments will be made for Market Disruption Events and non-Index Business Days.

If:

(a) a Valuation Date is not an Index Business Day with respect to any Underlying, Basket Underlying, or Component Underlying; or

(b) a Market Disruption Event for any Underlying, Basket Underlying, or Component Underlying occurs or is continuing on a Valuation Date,

then the applicable Valuation Date for such disrupted Underlying or Basket Component, as applicable, may, in the discretion of the calculation agent, be postponed to the immediately succeeding Index Business Day on which no Market Disruption Event for such Underlying, Basket Underlying, or Component Underlying occurs or is continuing. The Valuation Date for any such Underlying, Basket Underlying, or Component Underlying will not be postponed later than the fifth scheduled Index Business Day after the date originally scheduled for such Valuation Date (the "**Fifth Day**").

If the Valuation Date is postponed to the Fifth Day and:

(a) the Fifth Day is not an Index Business Day with respect to such Underlying, Basket Underlying, or Component Underlying; or

(b) a Market Disruption Event for such Underlying, Basket Underlying, or Component Underlying occurs or is continuing on the Fifth Day, then, on the Fifth Day the calculation agent will determine the Closing Level of such Underlying, Basket Underlying, or Component Underlying using the formula for, and method of calculating, the Closing Level last in effect prior to the commencement of the Market Disruption Event or initial non-Index Business Day for such Underlying, Basket Underlying, or Component Underlying, using the level of each constituent of such Underlying, Basket Underlying, or Component Underlying (or, if trading in the relevant constituents has been materially suspended or materially limited, the calculation agent's good faith estimate of the level of each constituent that would have prevailed but for such suspension or limitation or non-Index Business Day) on the Fifth Day.

For a Basket, the calculation agent will then calculate the Closing Level for the Basket using:

(a) for Basket Underlyings or Component Underlyings not disrupted on the original Valuation Date, the published Closing Levels of such Basket Underlyings or Component Underlyings on the original Valuation Date;

(b) for Basket Underlyings or Component Underlyings disrupted on the original Valuation Date but not disrupted on one or more Trading Days from the original Valuation Date to and including the Fifth Day, the published Closing Levels of such Basket Underlyings or Component Underlyings on the first Trading Day after the original Valuation Date on which no Market Disruption Event occurred or was continuing; and

(c) for Basket Underlyings or Component Underlyings disrupted from the original Valuation Date through the Fifth Day, the calculation agent's determination of the Closing Levels of such Basket Underlyings or Component Underlyings.

Consequences for Adjustments to Valuation Dates for Currency Based Underlyings, Basket Underlyings, or Component Underlyings

If the scheduled Payment Date is not a Business Day, then the Payment Date will be the next succeeding Business Day following such scheduled Payment Date. If the Final Valuation Date or Final Averaging Date is postponed so that it falls on a day that is less than three Business Days prior to the scheduled Payment Date, the Payment Date will be the third Business Day following such Final Valuation Date or Final Averaging Date, as postponed.

Market Disruption Events for Currency Based Underlyings, Basket Underlyings, or Component Underlyings

With respect to a Currency Based Underlying, Basket Underlying, or Component Underlying, a "**Market Disruption Event**" means any of the following:

• A currency exchange rate used in the calculation of the Underlying, Basket Underlying, or Component Underlying, splits into dual or multiple exchange rates;

• An event occurs that generally makes it impossible to convert a currency used in the calculation of the Underlying, Basket Underlying, or Component Underlying, (an "**Index Currency**") into U.S. dollars in the home country for such Index Currency (the "**Index Currency Jurisdiction**") through customary legal channels;

• An event occurs that generally makes it impossible to deliver U.S. dollars from accounts inside an Index Currency Jurisdiction to accounts outside that Index Currency Jurisdiction, or to deliver an Index Currency between accounts inside the Index Currency Jurisdiction for such Index Currency or to a party that is a non-resident of the relevant Index Currency Jurisdiction;

- The occurrence of a default, event of default or other similar condition or event with respect to any security or indebtedness of, or guaranteed by, any governmental authority in relation to an Index Currency;

- Any change in, or amendment to, the laws or regulations prevailing in the Index Currency Jurisdiction in respect of any Index Currency, or any change in any application or official interpretation of such laws or regulations, or any other governmental action that the calculation agent determines may cause another Market Disruption Event to occur or that leads or may lead to the introduction of a currency peg regime;

- The occurrence of an event that makes it impossible or not reasonably practicable to obtain a firm quote for a currency exchange rate relevant to the Underlying or Basket Component;

- Any nationalization, confiscation, expropriation, requisition or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the relevant jurisdiction;

- The calculation agent determines that there is a material difference in a relevant currency rate as determined by reference to the rate source for the Underlying, Basket Underlying, or Component Underlying, and any other market source;

- It becomes impossible to obtain a relevant currency exchange rate, either from the source for that rate or by the sponsor of the Underlying, Basket Underlying, or Component Underlying, itself acting in good faith in a commercially reasonable manner;

- The calculation agent determines that Deutsche Bank AG or any of its affiliates would be unable, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to any securities or other relevant transactions linked to the Underlying, Basket Underlying, or Component Underlying, or to realize, recover or remit the proceeds of any such transactions (such an event, a "**Hedging Disruption Event**");

- Any other event which means the sponsor of the Underlying, Basket Underlying, or Component Underlying fails to publish the Closing Level of the Underlying, Basket Underlying, or Component Underlying; and

- Any event that the calculation agent determines may lead to any of the foregoing events.

Hybrid Baskets

If a Basket contains a mix of Equity Based, Commodity Based or Currency Based Basket Underlyings or Component Underlyings (a "**hybrid Basket**"), the Valuation Date for each Basket Underlying or Component Underlying will be adjusted in accordance with the provisions set out above. If there are two or more Basket Underlyings or Component Underlyings which are Equity Based, Commodity Based or Currency Based, the Valuation Date for those Basket Underlyings or Component Underlyings will be adjusted as if the Basket Underlyings or Component Underlyings formed a Basket by themselves.

If the scheduled Payment Date for a hybrid Basket is not a Business Day, then the Payment Date will be the next succeeding Business Day following such scheduled Payment Date. If, due to a Market Disruption Event occurring with respect to any Basket Underlying or Component Underlying or otherwise, the Final Valuation Date or Final Averaging Date for any Basket Underlying or Component Underlying is postponed so that it falls on a day that is less than three Business Days prior to the scheduled Payment Date, the Payment Date will be the third Business Day following the last Final Valuation Date or Final Averaging Date, as postponed, to occur for the Basket Underlying or Component Underlying.

Anti-dilution Adjustments for Funds

The Share Adjustment Factor, the Initial Level and Ending Level for each Fund are subject to adjustment by the calculation agent as a result of the anti-dilution adjustments described in this section.

No adjustments to any Share Adjustment Factor will be required unless such Share Adjustment Factor adjustment would require a change of at least 0.1% of such Share Adjustment Factor then in effect. A Share Adjustment Factor resulting from any of the adjustments specified in this section will be rounded to the nearest one ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the Share Adjustment Factor for any Fund after the close of business on the Business Day immediately preceding each Valuation Date.

No adjustments to the Share Adjustment Factor for any Fund will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the Closing Level of a Fund on any Trading Day during the term of the securities.

Share Splits and Reverse Share Splits

If the shares of a Fund are subject to a share split or reverse share split, then once such split has become effective, the Share Adjustment Factor, which will initially be set at 1.0, will be adjusted so that the new Share Adjustment Factor shall equal the product of:

(a) the prior Share Adjustment Factor, and

(b) the number of shares which a holder of one share of a Fund before the effective date of the share split or reverse share split would have owned or been entitled to receive immediately following the applicable effective date.

Share Dividends or Distributions

If a Fund is subject to a share dividend or distribution, i.e., an issuance of additional shares of a Fund that is given ratably to all or substantially all holders of shares of a Fund, then, once the dividend or distribution has become effective and the shares of a Fund are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the prior Share Adjustment Factor plus the product of:

(a) the prior Share Adjustment Factor, and

(b) the number of additional shares issued in the share dividend or distribution with respect to one share of a Fund.

Non-cash Distributions

If a Fund distributes shares of capital stock, evidences of indebtedness or other assets or property of a Fund to all or substantially all holders of shares of a Fund (other than (i) share dividends or distributions referred to under "— Share Dividends or Distributions" above and (ii) cash dividends referred to under "— Extraordinary Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares of a Fund are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the product of:

(a) the prior Share Adjustment Factor, and

(b) a fraction, the numerator of which is the Current Market Price of one share of a Fund and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The "**Current Market Price**" of a Fund means the arithmetic average of the closing prices of one share of a Fund for the ten Trading Days prior to the Trading Day immediately preceding the ex-dividend date of the distribution requiring an adjustment to the Share Adjustment Factor.

"**Ex-dividend date**" means the first Trading Day on which transactions in the shares of a Fund trade on the relevant exchange without the right to receive that cash dividend or other cash distribution.

The "**Fair Market Value**" of any such distribution means the value of such distribution on the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange, the Fair Market Value will equal the closing price of such distributed property on such ex-dividend date.

Extraordinary Cash Dividends or Distributions

A dividend or other distribution consisting exclusively of cash to all or substantially all holders of shares of a Fund will be deemed to be an extraordinary cash dividend if its per share value exceeds that of the immediately preceding non-extraordinary cash dividend, if any, for a Fund by an amount equal to at least 10% of the closing price of a Fund on the first Trading Day immediately preceding the ex-dividend date.

If an extraordinary cash dividend occurs, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the product of:

(a) the prior Share Adjustment Factor, and

(b) a fraction, the numerator of which is the closing price of a Fund on the Trading Day before the ex-dividend date and the denominator of which is the amount by which that closing price exceeds the extraordinary dividend amount.

Discontinuance of Any Index; Alteration of Method of Calculation

If any Index Publisher discontinues publication of any Index and such Index Publisher or another entity (including Deutsche Bank AG) publishes a successor or substitute index that the calculation agent, determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a "successor index"), then any subsequent Closing Level will be determined by reference to the published value of such successor index at the regular weekday close of trading on the Trading Day that any Closing Level is to be determined.

Upon any selection by the calculation agent of a successor index for any Index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the securities.

If any Index Publisher discontinues publication of any Index prior to, and such discontinuance is continuing on, any Valuation Date or the date of acceleration and Deutsche Bank AG, as the calculation agent, determines, in its sole discretion, that no successor index is available at such time, then the calculation agent will determine the Closing Level for such Valuation Date or date of acceleration. The Closing Level will be computed by the calculation agent in accordance with the formula for and method of calculating the Underlying, Component Underlying or Basket Underlying last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session of the Relevant Exchange on such Valuation Date or date of acceleration of each security most recently constituting such Index without any rebalancing or substitution of such securities following such discontinuance. Notwithstanding these alternative arrangements, discontinuance of the publication of any Index may adversely affect the value of the securities.

If at any time the method of calculating any Index or a successor index, or the value thereof, is changed in a material respect, or if such Index or a successor index is in any other way modified so that such Index does not, in the opinion of Deutsche Bank AG, as the calculation agent, fairly represent the value of the Index or such successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the Closing Level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a value of a stock index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Ending Level or Ending Basket Level with reference to the Index or such successor index, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the value of such Index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the calculation agent will adjust such Index in order to arrive at a value of the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

Discontinuance of Any Fund and/or its Tracked Index; Alteration of Method of Calculation

If a Fund is liquidated or otherwise terminated (a "**Liquidation Event**"), the level of the Fund required for the purposes of the securities will be determined by the calculation agent and will be deemed to equal the product of (i) the Closing Level of the index which the Fund seeks to track (the "**Tracked Index**") (or any successor index to the Tracked Index, as described below) on any Valuation Date (taking into account any material changes in the method of calculating the Tracked Index following such Liquidation Event) times (ii) a fraction, the numerator of which is the closing price of the Fund and the denominator of which is the Closing Level of the Tracked Index (or any Successor Tracked Index, as described below), each determined as of the last day prior to the occurrence of the Liquidation Event on which a closing price of the Fund was available.

If the Index Publisher discontinues publication of the Tracked Index and the Index Publisher or another entity publishes a successor or substitute index that the Issuer, as the calculation agent, determines, in its sole discretion, to be comparable to the discontinued Tracked Index (such index being referred to herein as a "**Successor Tracked Index**"), then any subsequent Closing Level following a Liquidation Event will be determined by reference to the published value of such Successor Tracked Index at the regular weekday close of trading on any Trading Day on which the Closing Level is relevant to the payments on the securities.

Upon any selection by the calculation agent of a Successor Tracked Index, the calculation agent will cause written notice thereof to be furnished to the trustee, to us and to DTC, as holder of the security, within three Business Days of such selection. We expect that such notice will be passed on to you, as a beneficial owner of the security, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the Index Publisher discontinues publication of the Tracked Index prior to, and such discontinuance is continuing on any Valuation Date following a Liquidation Event and the Issuer, as the calculation agent, determines, in its sole discretion, that no Successor Tracked Index is available at such time, then the calculation agent will determine the Closing Level of the Tracked Index for such date. Such Closing Level will be computed by the calculation agent in accordance with the formula for calculating the Tracked Index last in effect prior to such discontinuance, using the Closing Level (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the Closing Level that would have prevailed but for such suspension or limitation) at the close of the principal trading session of the relevant exchange on the relevant date of each security most recently composing the Tracked Index without any rebalancing or substitution of such securities following such discontinuance. Notwithstanding these alternative arrangements, discontinuance of the publication of the Tracked Index may adversely affect the value of the securities.

Calculation Agent and Calculations

The calculation agent for the securities will be Deutsche Bank AG. As calculation agent, Deutsche Bank AG will determine, among other things, the Closing Levels, whether an automatic call has occurred, the Redemption Amount, the Underlying Return, the Basket Return, the Basket Component Return and the Payment at Maturity on the securities. In addition, the calculation agent will determine whether there has been a Market Disruption Event or a discontinuation of the Underlying, Basket Underlyings, or Component Underlyings and whether there has been a material change in the method of calculating any of the Underlying, Basket Underlyings, or Component Underlyings. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us. We may appoint a different calculation agent from time to time after the date of the relevant pricing supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or upon an automatic call on or prior to 11:00 a.m. on the Business Day preceding the Maturity Date or the Call Settlement Date, as applicable.

All calculations with respect to the Redemption Amount and the Payment at Maturity, if any, will be made by the calculation agent and will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the payment per Face Amount at maturity or upon an automatic call, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate Face Amount of securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading "Description of Debt Securities of Deutsche Bank Aktiengesellschaft — Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the securities.

Payment Upon an Event of Default

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable per Face Amount upon any acceleration of the securities will be determined by the calculation agent and will be an amount in cash equal to the amount payable at maturity per Face Amount as described under the caption "Description of Securities — Payment at Maturity," calculated as if the date of acceleration were the Final Valuation Date or Final Averaging Date. If the securities have successive Averaging Dates, then the Business Days immediately preceding the date of acceleration shall be the corresponding Averaging Dates. If the securities have scheduled Averaging Dates that are not all on successive Business Days, then the amount due and payable will be calculated as though the Closing Levels of the Underlying, Basket Underlying or Component Underlying for any Averaging Dates scheduled to occur on or after such date of acceleration were the Closing Levels of the Underlying, Basket Underlying or Component Underlying on the date of acceleration.

If the maturity of the securities is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two Business Days after the date of acceleration.

Agents

The "agents" for each underwritten offering of securities will be specified in the relevant pricing supplement.

Modification

Under the heading "Description of Debt Securities of Deutsche Bank Aktiengesellschaft — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities of Deutsche Bank Aktiengesellschaft — Discharge and Defeasance" are not applicable to the securities, unless otherwise specified in the relevant pricing supplement.

Listing

The securities will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the securities. The securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global securities certificates, representing the total aggregate Face Amount of the securities, will be issued and will be deposited with DTC.

See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity or upon an automatic call on the securities will be payable and the transfer of the securities will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in the City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the securities. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the securities will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The securities will be governed by and interpreted in accordance with the laws of the State of New York.

U.S. FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Davis Polk & Wardwell LLP, our special tax counsel, which is based on certain factual assumptions, the following is a summary of the material U.S. federal income tax consequences of ownership and disposition of the securities.

The following discussion applies only to an investor who holds the securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code (the "**Code**"). This discussion is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this product supplement may affect the tax consequences described below, possibly with retroactive effect. It does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold the securities as a part of a straddle, conversion or integrated transaction, U.S. holders (as defined below) who have a "functional currency" other than the U.S. dollar, or individual non-U.S. holders (as defined below) who are present in the United States for 183 days or more in the taxable year in which their securities are sold or retired.

In addition, neither we nor Davis Polk & Wardwell LLP will attempt to ascertain whether any entity included in or constituting any Underlying, Basket Underlying or Component Underlying would be treated as a "passive foreign investment company" (a "**PFIC**") within the meaning of Section 1297 of the Code or as a "United States real property holding corporation" (a "**USRPHC**") within the meaning of Section 897 of the Code. If any such entity were so treated, certain adverse U.S. federal income tax consequences might apply, to a U.S. holder in the case of a PFIC and to a non-U.S. holder in the case of a USRPHC, upon the sale, exchange or retirement of a security. You should refer to information filed with the Securities and Exchange Commission or the equivalent governmental authority by such entities and consult your tax adviser regarding the possible consequences to you if any such entity is or becomes a PFIC or a USRPHC.

Tax Treatment of the Securities

Unless otherwise specified in the applicable pricing supplement, it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes, with the consequences described below. Due to the absence of authorities that directly address instruments that are similar to the securities, significant aspects of the U.S. federal income tax consequences of an investment in the securities are uncertain. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the treatment described herein. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments, some of which are discussed below) as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion assumes that the treatment of the securities as prepaid financial contracts will be respected.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of securities who is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Subject to the possible application of Section 1256 of the Code, discussed below, the following are anticipated U.S. federal income tax consequences of ownership and disposition of the securities under current law.

Tax Treatment Prior to Maturity. You should not recognize taxable income or loss over the term of the securities prior to maturity, other than pursuant to a sale or exchange as described below.

Sale, Exchange or Retirement of the Securities. Upon a sale, exchange or retirement of the securities (whether pursuant to an automatic call or otherwise), you will recognize taxable gain or loss equal to the difference between the amount realized on such sale, exchange or retirement and your tax basis in the securities. Your tax basis in the securities should equal the amount you paid to acquire them. This gain or loss should be capital gain or loss and should be long-term capital gain or loss if you have held the securities for more than one year, subject to the potential application either of certain rules and regulations relating to foreign currency instruments or of the "constructive ownership" regime discussed below. The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Consequences of an Investment in the Securities. Alternative U.S. federal income tax treatments of the securities are possible that, if applied, could materially and adversely affect the timing and/or character of income or loss with respect to the securities. It is possible, for example, that the securities could be treated as debt instruments issued by us. Under this treatment, securities having a term exceeding one year from issuance to maturity (including the last possible date that the securities could be outstanding) would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you held the securities you would be required to accrue into income "original issue discount" based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the securities, even though we will not be required to make any payment with respect to the securities prior to maturity or a Call Settlement Date, if any. In addition, any income on the sale, exchange or retirement of the securities would be treated as ordinary in character. Moreover, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

If payment at maturity is determined in whole or in part by reference to one or more foreign currencies (not including translation of prices of stock traded in foreign currencies), Section 988 of the Code may apply to the securities. If Section 988 were to apply, all or a portion of your gain or loss on the securities that would otherwise be treated as capital gain or loss would be treated as ordinary income or loss, unless on or before the date on which you acquired your securities you made a valid election pursuant to the applicable Treasury regulations to treat such gain or loss as capital gain or loss. We believe that it is reasonable to treat the election as available to the extent that Section 988 would otherwise apply, and that there should be no adverse consequences as a result of having made a protective election under Section 988. To make the election, you must, in accordance with detailed procedures set forth in the regulations under Section 988 of the Code, either (a) clearly identify the securities on your books and records, on the date you acquire them, as being subject to such an election and file the relevant statement verifying such election with your federal income tax return or (b) otherwise obtain independent verification. You should consult your tax adviser regarding the availability of the election, the advisability of making it and the conditions and procedures for doing so.

Depending on their terms, your securities might be treated as "foreign currency contracts" within the meaning of Section 1256 of the Code. If Section 1256 were to apply to your securities, you would be required to mark the securities to market at the end of each year (i.e., recognize income as if the securities had been sold for their fair market value). In that case, gain or loss recognized with respect to your securities, including on marking to market at the end of each year, should be ordinary in character unless you make the election described above to treat gain or loss on the securities as capital. If you make a valid election and Section 1256 were to apply, gain or loss recognized with respect to your securities, including on marking to market, would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the period during which you held your securities.

Alternatively, if a "pass-thru entity" (such as a Fund) is an Underlying, Basket Underlying or Component Underlying, the securities could be treated as "constructive ownership transactions" within the meaning of Section 1260 of the Code, in which case the tax consequences of sale, exchange or retirement of the securities could be affected materially and adversely. If a security were treated in whole or in part as a constructive ownership transaction, all or a portion of any long-term capital gain you would otherwise recognize on a sale, exchange or retirement of the security would be recharacterized as ordinary income to the extent such gain exceeded the "net underlying long-term capital gain." Under Section 1260, the net underlying long-term capital gain is generally the net long-term capital gain a taxpayer would have recognized by investing in the underlying pass-thru entity at the inception of the constructive ownership transaction and selling that investment on the date the constructive ownership transaction is closed (i.e., at maturity or earlier disposition). Assuming Section 1260 were to apply to a security, it is unclear how the net underlying long-term capital gain would be computed. It is possible, for instance, where a Fund is the sole Underlying, that the net underlying long-term capital gain could equal the amount of long-term capital gain you would have recognized if on the issue date you had invested the face amount of the security in shares of the Fund and sold those shares for their fair market value on the date your security is sold, exchanged, or retired. Unless otherwise established by clear and convincing evidence, the net underlying long-term capital gain is treated as zero. Any long-term capital gain recharacterized as ordinary income under Section 1260 would be treated as accruing at a constant rate over the period you held the security, and you would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years.

Other U.S. federal income tax characterizations of the securities might also require you to include amounts in income during the term of the securities and/or to treat all or a portion of the gain or loss on the sale or retirement of the securities as ordinary income or loss or as short-term capital gain or loss, without regard to how long you have held the securities. For instance, in the case of any Index that constitutes an Underlying, Basket Underlying or Component Underlying, it is possible that any reconstitution, rebalancing or recomposition of the Index, change in methodology of calculating the Index, or substitution of a successor index could be treated as a "deemed" taxable exchange that could cause you to recognize gain or loss (subject, in the case of loss, to possible application of the "wash sale" rules) as if you had sold or exchanged the securities.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime discussed above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by the 2007 notice, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Recently Enacted Legislation

Recently enacted legislation requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided. Individuals who purchase the securities should consult their tax advisers regarding this legislation.

Tax Consequences to Non-U.S. Holders

You are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of securities who is: (i) a nonresident alien individual; (ii) a foreign corporation; or (iii) a foreign estate or trust.

Sale, Exchange or Retirement of the Securities. Any gain from the sale, exchange or retirement of the securities (whether pursuant to an automatic call or otherwise) should not be subject to U.S. federal income tax, including withholding tax, unless such gain is effectively connected with your conduct of a trade or business in the United States, as described below.

Income Effectively Connected with a Trade or Business in the United States. If you are engaged in a trade or business in the United States, and income from the securities is effectively connected with your conduct of that trade or business, you generally will be taxed in the same manner as a U.S. holder. In this case, you may be subject to withholding if you do not provide a properly executed IRS Form W-8ECI. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the securities, including the possible imposition of a 30% branch profits tax if you are a corporation.

Tax Consequences under Possible Alternative Treatments. Subject to the discussion in the second succeeding paragraph, if the securities were treated as indebtedness, any income from the securities would not be subject to U.S. federal income tax, including withholding tax, provided generally that (i) you have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person or otherwise satisfied applicable requirements; and (ii) any income from the securities was not effectively connected with your conduct of a trade or business in the United States. As a practical matter, you may be subject to withholding unless you provide an IRS form W-8BEN (or W-8ECI, if appropriate).

If the Underlying or a Basket Underlying or a Component Underlying is a total return equity index that includes the stocks of U.S. corporations, the U.S. federal income tax consequences of ownership or disposition of the securities might be affected materially and adversely by guidance that the IRS or Treasury could issue based on legislation enacted in 2010. Any such guidance could cause your securities to be treated as giving rise to U.S.-source dividend income subject to U.S. withholding tax at a rate of 30% (or a lower treaty rate, if applicable), possibly on a retroactive basis. It is possible any such withholding tax could be due each time the underlying total return equity index is adjusted to reflect underlying dividends, even though you would not receive a cash payment at that time. Alternatively, withholding tax might be due upon the sale or retirement of your securities. In either case, we would not pay any additional amounts on account of any such withholding tax, and we may deduct the amount of any such tax from amounts then or subsequently payable with respect to your securities. You should consult your tax adviser regarding the possible imposition of withholding tax under this legislation.

Another provision of legislation enacted in 2010 generally imposes a withholding tax of 30% on payments made after December 31, 2012 to certain foreign entities (including financial intermediaries) of interest or dividends on, and the gross proceeds of dispositions of, instruments that give rise to U.S.-source interest or dividends, unless various U.S. information reporting and due diligence requirements have been satisfied. This legislation applies to "obligations" issued after March 18, 2012. The reporting and diligence requirements of the legislation, which are in addition to, and potentially significantly more onerous than, the requirement to deliver an IRS Form W-8BEN, generally relate to ownership by U.S. persons of interests in or accounts with such foreign entities. If the securities were recharacterized as debt instruments (which would give rise to U.S.-source interest) or, alternatively, were treated as giving rise to U.S.-source dividends, as discussed above, they would generally be subject to this regime if issued after March 18, 2012 unless an exception is provided under future guidance. Non-U.S. purchasers of securities issued after March 18, 2012 should consult their tax advisers regarding the possible implications of this legislation for their investment in the securities.

As described above under "— Tax Consequences to U.S. Holders — Possible Alternative Tax Consequences of an Investment in the Securities," in 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the securities. The notice focuses, among other things, on the degree, if any, to which income realized with respect to such instruments by non-U.S. persons should be subject to withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might require non-U.S. holders to accrue income, subject to withholding tax, over the term of the securities, possibly on a retroactive basis. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by the 2007 notice.

Backup Withholding and Information Reporting

The proceeds received from a sale, exchange or retirement of the securities will be subject to information reporting unless you are an "exempt recipient" and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. holder) or meet certain other conditions. If you are a non-U.S. holder and you provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

Unless otherwise specified in the relevant pricing supplement, the net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities, as more particularly described in "Use of Proceeds" in the accompanying prospectus. The Issue Price of the securities includes each agent's commissions (as shown on the cover page of the relevant pricing supplement) paid with respect to the securities which commissions, as to agents affiliated with us, may include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the securities. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the securities. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of the relevant pricing supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the securities by taking positions in the Underlying, Basket Underlyings or Component Underlyings, the securities included in the Underlying, Basket Underlyings or Component Underlyings or instruments whose value is derived from the Underlying, Basket Underlyings or Component Underlyings or their constituents. While we cannot predict an outcome, such hedging activity or other hedging or investment activity of ours could potentially affect the levels of the Underlying, Basket Underlyings or Component Underlyings as well as the Initial Level or Starting Basket Level, which could affect your return on the securities at maturity. From time to time, prior to maturity of the securities, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the Underlying, Basket Underlyings or Component Underlyings, the securities included in the Underlying, Basket Underlyings Component Underlyings, or instruments whose value is derived from the Underlying, Basket Underlyings or Component Underlyings or their constituents. Although we have no reason to believe that any of these activities will have a material impact on the level of the Underlying, Basket Underlyings or Component Underlyings or the value of the securities, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No security holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Distribution Agreements to be entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. ("**DBSI**") and DBTCA as agents and certain other agents that may be party to either Distribution Agreement from time to time (each, an "**Agent**" and, collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in an offering of securities has agreed to purchase, and we have agreed to sell, the Face Amount of securities set forth on the cover page of the relevant pricing supplement. Each Agent proposes initially to offer the securities directly to the public at the public offering price set forth on the cover page of the relevant pricing supplement. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in the relevant pricing supplement, or we may pay other fees, in the amount set forth on the cover page of the relevant pricing supplement. After the initial offering of the securities, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI. The net proceeds received from the sale of the securities will be used, in part, by DBSI or one of its affiliates in connection with hedging our obligations under the securities. The underwriting arrangements for any offering in which DBSI participates will comply with the requirements of Rule 5121 of the Financial Industry Regulatory Authority ("**FINRA**") regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the securities to any of its discretionary accounts without the prior written approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the securities in the secondary market. Secondary market offers and sales, if any, will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the securities, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, DBSI may sell more securities than it is obligated to purchase in connection with the offering, creating a naked short position in the securities for its own account. DBSI must close out any naked short position by purchasing the securities in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, securities in the open market to stabilize the price of the securities. Any of these activities may raise or maintain the market price of the securities above independent market levels or prevent or retard a decline in the market price of the securities. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate Face Amount of securities offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the securities or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the securities, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the securities or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the securities. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

THE UNDERLYINGS

Funds

In the relevant pricing supplement we will provide summary information regarding any Funds to which the securities will be linked based on publicly available information. We have not participated in the preparation of, or verified, such publicly available information.

Companies with securities registered under the Exchange Act and the Investment Company Act of 1940, as amended, are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of such materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information regarding the Funds and the components underlying the Funds may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Indices

In the relevant pricing supplement we will provide summary information regarding any Indices to which the securities will be linked based on publicly available information. We have not participated in the preparation of, or verified, such publicly available information. The Indices to which payment on the securities will be linked may also be described in an underlying supplement relating to the securities.

General

This product supplement, any relevant underlying supplement and the relevant pricing supplement relate only to the securities offered thereby. We have derived any and all disclosures contained in this product supplement, any relevant underlying supplement and the relevant pricing supplement regarding the Funds or Indices described therein from the publicly available documents described above. In connection with any offering of the securities, we have not participated in the preparation of such documents or made any due diligence inquiry with respect to the Funds or Indices described therein. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Funds (and therefore the Share Adjustment Factor) or Indices described therein have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Funds or Indices described therein could affect the Payment at Maturity or Redemption Amount with respect to the securities and, therefore, the trading prices of the securities.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Underlyings.

We or our affiliates may currently or from time to time engage in business with the companies underlying the Funds or Indices, including extending loans to, making equity investments in, or providing advisory services to, them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about such companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the Funds or Indices and the components underlying the Funds. As a prospective purchaser of a security, you should undertake an independent investigation of the Funds or Indices as in your judgment is appropriate to make an informed decision with respect to an investment in the securities.

We describe various risk factors that may affect the market value of your securities, and the unpredictable nature of that market value, under "Risk Factors" above.